

Kellwood Company
2004 Annual Report

KELLWOOD

Contents

1 Financial Highlights
2 Letter to Shareowners, Associates, and Customers
9 Financial Section
46 Directory of Business Segments
48 Board of Directors and Officers
48 Shareowner Information

Company Profile Kellwood outfits the American family next door from coast to coast with apparel and consumer soft goods. They may not be aware that their homes are stocked with Kellwood products — branded as well as private label — but they are. Lifestyle brands that can be found in every channel of distribution, at every price point, for babies, kids, teens, and adults.

We listen, we watch, we design, and we market — a variety of brands to fit the specific needs of our retail customers and our consumers. We partner with a multitude of retailers, including department, specialty, and discount stores, as well as mail order houses to provide the best fashion, value and diversity of products. At Kellwood, building the best brands for all our customers is what drives us!

Mission To build on our cornerstones of diversification, fashion and value to enhance our position as a premier marketer of branded soft goods that appeal to a broad spectrum of consumers.

About the Cover In Spring 2005, Sag Harbor launched its first national advertising campaign to inform the consumer of its new, more fashion-forward look. The model is wearing a clementine, fringed boucle jacket from the Spring line. The photo is one of several images from the new advertising campaign.

Financial Highlights

(Amounts in millions, except per share data)

	2004	2003	2002[2,3]	2001	2000[1]
Fiscal year ended	**1/29/05**	1/31/04	2/1/03	2/2/02	2/3/01
Net sales	**$2,555.7**	$2,346.5	$2,166.6	$2,281.8	$2,362.2
Costs and expenses:					
Cost of products sold	**2,007.7**	1,851.6	1,733.6[2]	1,851.2	1,881.0
Selling, general and administrative	**404.2**	352.7	325.1	327.9	353.4
Amortization of goodwill and intangible assets	**13.4**	9.5	5.8	9.4	8.3
Provision for business and facilities realignment	**–**	–	12.1[2]	–	–
Pension income and plan termination	**–**	–	–	–	(13.2)
Interest expense, net	**25.9**	24.7	25.8	32.9	32.4
Other (income) and expense, net	**(2.1)**	(2.4)	1.4	0.1	1.3
Earning before income taxes	**106.6**	110.5	62.9	60.3	99.0
Net earnings from continuing operations	**70.1**	72.6	41.3	37.7	60.8
Net earning (loss) from discontinued operations[4]	**–**	(1.5)	0.7	–	–
Net earnings	**$ 70.1**	$ 71.1	$ 42.0	$ 37.7	$ 60.8
Weighted average shares outstanding:					
Basic	**27.5**	26.5	24.6	22.8	23.6
Diluted	**28.0**	27.1	24.9	22.9	23.7
Earnings (loss) per share:					
Basic:					
Continuing operations	**$ 2.55**	$ 2.74	$ 1.68	$ 1.66	$ 2.57
Discontinued operations[4]	**–**	(.06)	.03	–	–
Net earnings	**$ 2.55**	$ 2.68	$ 1.71	$ 1.66	$ 2.57
Diluted:					
Continuing operations	**$ 2.50**	$ 2.68	$ 1.66	$ 1.65	$ 2.57
Discontinued operations[4]	**–**	(.06)	.03	–	–
Net earnings	**$ 2.50**	$ 2.62	$ 1.69	$ 1.65	$ 2.57
Cash dividends declared	**$ .64**	$ .64	$ .64	$ .64	$ .64

(1) During 2000, the Company terminated the Kellwood Company Pension Plan. These actions impacted 2000 earnings by $13.2 before tax ($8.1 after tax or $0.34 per diluted share).

(2) During 2002, the Company made the decision to implement realignment actions. These actions impacted 2002 earnings by $15.0 before tax ($9.7 after tax or $0.39 per diluted share) including $2.9 recorded in cost of products sold and $12.1 recorded as a provision for business and facilities realignment.

(3) Pursuant to Statement of Financial Accounting Standards No. 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting standard, goodwill is no longer amortized.

(4) During 2003, the Company decided to discontinue their True Beauty by Emme® operations and sold their domestic and European Hosiery operations. As such, these operations have been reflected as discontinued operations for all periods presented.

Results for 2004 were disappointing. While we launched several new marketing initiatives last year, our overall achievements were mixed. The execution of our new programs in some cases, as well as the performance of our core heritage brands, and the retail environment, were not what we expected. With that said, we wish the outcome for 2004 could be attributed entirely to the retail environment — but unfortunately, it cannot.

We want our shareowners, associates, and customers to know that we are fully committed to and believe in the Kellwood strategy we have set forth. First, we want to talk about last year's results — what went wrong and what went right! Then we will discuss and review our strategy, what we are doing to get the Company back on track in 2005, and what our agenda is for this year.

Sales for 2004 grew $209 million, or 9 percent, to $2.5 billion, while net earnings from continuing operations decreased $2.5 million to $70.1 million, or $2.50 per diluted share.

At year-end the Company was positioned with an excellent balance sheet and very strong liquidity going forward into 2005.

- Total debt was $470 million, or 39.5 percent of total capital. During the year, the Company issued a new $200 million 3.50 percent convertible debenture,
- Cash was $261 million, and our net debt position (debt less cash) was 22.4 percent of net capital (equity plus net debt),
- Inventory stood at 59 days of supply at year end, and averaged 56 days supply vs. 60 days in 2003,
- Average net operating working capital as a percent of sales was 15.5 percent vs.16.0 percent in 2003.

Results for each business segment follow:

Women's Sportswear

Overall Women's Sportswear sales increased 6 percent to $1.49 billion for the year. Our brands in the mid-tier though did not fare well at retail. While the Company had already put directives in place to update our core brands, we were not fast enough to sufficiently change the fashion look of certain lines considering the rapidly evolving taste level of the consumer. The female consumer today, regardless of her age, wants to be modern and current. The teen aspires to look older, and the woman wants to look younger.

Higher priced, women's sportswear department store brands in general did well in the first half of the year, but were drastically marked down in the Fall/Holiday selling seasons in order to clear the racks for Spring deliveries. With six or seven new entries this year, all brands in the better-priced sector got off to a good start. But as the market softened, there was just too much product for the consumer to digest without substantial markdowns.

Our overriding challenge, however, in Women's was not sales but margin. The overall high inventory situation at retail forced Kellwood to provide levels of markdown support to retailers that we did not anticipate. The lack of full margin sales coupled with excessive markdowns, along with a higher level of off priced sales culminated in a less than stellar performance for the Women's Sportswear segment in 2004.

We have identified and addressed the issues facing our Women's Sportswear segment, but acknowledge it will take the balance of 2005 to rectify the situation completely.

Men's Sportswear

In contrast, our Men's business was excellent throughout the year with growth coming from our portfolio of brands as well as private label. Sales for the year grew by $143.8 million, or 29 percent to $639.0 million. The acquisition of Phat Fashions contributed $73 million in revenue.

Other Soft Goods

Overall sales of Other Soft Goods declined by 5 percent for the year to $421.5 million. The segment consists of Gerber Childrenswear, American Recreation Products, and Kellwood Intimate Apparel. Our Gerber Childrenswear continues to produce strong results, and American Recreation Products is also on very solid footing. The Intimate Apparel division has stabilized, but the road to a full recovery will take time.



Women's Sportswear

XOXO®

XOXO gives the consumer in the juniors market exactly what she wants — flirty, feminine and sexy apparel options. A top performer in the juniors market, XOXO enjoys a broad national distribution in leading department stores.

XOXO joined the Kellwood portfolio of brands with its Spring 2004 collection. To capitalize on the launch, XOXO appeared in an 8-page advertising campaign in Vogue and Cosmopolitan, and continues its marketing push with localized programs throughout the country, including billboards and in-store events.

The consumer appreciates the fashion-forward culture and essence of XOXO, making it a brand that she responds to as a tween and remains loyal to as she matures.



59% Women's Sportswear Sales

Kellwood's Strategy

Our strategy encompasses seven major elements:

- **Upgrade Talent** Continue to upgrade the overall talent level of our management team to support an increasing focus on branded businesses and customer demands.
- **Balance/Diversify** Balance/diversify our portfolio by adding focused, differentiated lifestyle brands that target underserved consumers/customers with opportunities for extensions across multiple product categories — through acquisitions, licenses, and/or developing brands/products inhouse.
- **Modernize** Modernize and focus our product offerings in mature brands.
- **Fix or Exit** Continue to review all marginal business segments for fix or exit strategies within two years.
- **Focus on Consumers as Well as Customers** Communicate with consumers through targeted, integrated marketing. Improve the design and sales process to focus not only on retail customers, but also on end consumers.
- **Reduce Cycle Times** Reduce cycle times to allow for more timely response to trends/delivery of fashion, including in-season fashion "injections".
- **Consolidate and Leverage** Continue to consolidate the expense structure and leverage our purchasing power and infrastructure where appropriate. This focus includes regional distribution centers, Kellwood Trading Limited, and Kellwood Shared Services, as well as opportunities within major operating divisions.

The Kellwood Agenda for 2005 — Strategy in Action

We have made great strides in implementing our strategy, but much remains to be done.

Our Kellwood Agenda for 2005 focuses on:

Upgrade Talent

- **Succession Planning** The Company has installed a succession planning process to assure that going forward we have the right team and talent, both at corporate and business unit levels.


PHAT FARM

Men's Sportswear

Phat Farm®

Kellwood began 2004 with the much anticipated acquisition of Phat Fashions and its family of brands, Phat Farm®, Baby Phat®, Phat Farm® Boys and Baby Phat® Girls. Each brand is solidly entrenched in its category and enjoys continued growth.

Phat Farm has its roots in the hip-hop culture and has evolved into a nationally known American brand. Its slogan "Classic American Flava" is the perfect description of the essence of the brand. The streets as well as the country club have influenced its brightly hued shirts, pants and jackets. These attributes have helped to grow Phat Farm into a brand with broad national appeal. Phat Farm continues its category expansion through licensing classifications such as men's suits, outerwear, shoes, headwear and other fashion accessories.

25% **Men's Sportswear Sales**



- **Executive Development** We have initiated an executive development program to continually grow and groom the management team in order to provide the leadership and direction for the Company's future and success.
- **Hire/Acquire the Best** At the end of the day, it doesn't matter what company Kellwood acquires, what license we develop, or what brand we incubate from within — success always comes down to people, the associates who make up the Company and make things happen.

Fix the Fashion

- **Modernize** Recognizing the new way women dress, we are turning our Koret® brand upside down. The collection has been totally redesigned for Fall 2005, and the initial response from retailers has been favorable. The brand has been reengineered as related separates in contrast to being a coordinated line.

  Our Sag Harbor® brand with all its product categories — sportswear, suits, dresses, sleepwear — continues to be updated in a way the consumer appreciates.

- **Reduce Cycle Time** We have established a new calendar/planning project in certain units to accelerate time-to-market and have set a goal to reduce cycle time initially by 20-25 percent. Industry best practices are being leveraged across all Kellwood business units.
- **Improve Trend Identification** We are continuing to evaluate all of our design capabilities and processes to make sure we are bringing the best merchandise, trends, and product to market. In addition, we are stepping up our marketing research efforts to make sure we are aligned with the retailer and the consumer.

Raise the Bar On Operating Margin

- **Exit Underperforming Businesses** During the past year we exited several underperforming private label and small branded/label businesses that were consuming more resources than the value they were adding to the Company.

  With dresses continuing to be an important, yet declining category at retail, we consolidated our



Other Soft Goods

Gerber Childrenswear
Gerber Childrenswear provides the best choice in baby layette essentials, including everyday core apparel as well as bath and bedding items. Gerber Onesies,® one piece underwear, is our flagship brand and remains rated number one in trust, trial, and loyalty, as well as brand and advertising awareness.

This uniquely strong brand affinity continues to contribute to category expansion and growth within mass and specialty retailers.

In addition, Gerber Childrenswear successfully expanded into mid-tier retail distribution during 2004 with the Gerber Beginnings "The best place to start™" line.


16%
Other Soft Goods Sales

dress businesses into one operating unit eliminating redundant overhead.

- □ **New Marketing Initiatives** We continue to analyze opportunities to develop new marketing initiatives. Several are in the planning stages and should come to fruition during the fiscal year.
- □ **Acquire** Our search for new acquisitions to augment our brand portfolio is ongoing, and we plan to add one or two more businesses this year.

Build Brand Equity

- □ **Acquire Brands with True Consumer Equity** With the Phat Fashions acquisition, Kellwood acquired the clearly defined Baby Phat® and Phat Farm® brands, equipped with their own flagship retail store and national advertising campaign. The brands continue to develop new licensing partnerships around the world.
- □ **Market Our Consumer Brands** In Spring 2005, we rolled out a national advertising campaign to introduce the consumer to Sag Harbor's new, more modern updated look. In March alone, the consumer was exposed to 18 million media impressions.

Phat Farm and Baby Phat tap into the psyche of their consumer through a comprehensive national marketing and advertising program, as well as strategically targeted local campaigns. National efforts include print, broadcast, outdoor, major venue events, as well as runway shows during fashion week. On a local basis, for an instore event, the community experiences the Phat blitz with personal appearances by either Russell Simmons or Kimora Lee Simmons, in addition to TV/radio/outdoor and an exclusive Phat party.

Listen to the Consumer

- □ **Market Research** During the year we increased our use of focus groups and customized market research initiatives to understand targeted consumer groups as well as whom we should be targeting. My Michelle,® Koret,® Sag Harbor,® and Gerber Childrenswear all benefited from this effort. We plan to allocate more funding for market research in 2005.



Other Soft Goods

Intimate Apparel

Expanding on the success of the IZOD womenswear brand at retail, we broadened our portfolio to include the IZOD Intimates license. The IZOD brand offers the attitude and image synonymous with high quality casual fashion. IZOD Intimates carries that same objective in product look and design.

Pretty, preppy options are key — and only IZOD offers everyday wearable comfort with the appeal of bright colors, fabrics and unique textures.

Management Update

During the year Kellwood added three new directors to its Board. In June 2004, Robert C. Skinner, Jr. was elected to the Board in addition to his responsibilities and role as president and chief operating officer.

Robert (Bob) J. Baer and Harvey A. Weinberg also were elected to the Kellwood Board in August 2004. A leader in the transportation industry, Bob Baer is president emeritus of UniGroup, Inc. in St. Louis, Missouri. He most recently held the post of president and chief operating officer of UniGroup, and served as the top operating executive there for 25 years. Bob is very involved in the community and civic affairs in the St. Louis region.

With over 35 years in the apparel industry, Harvey's career spans both the retail and manufacturing sides of the business. He held various executive positions at Hartmarx Corporation over the last 25 years, and most recently served as chairman and chief executive officer.

We welcome Bob and Harvey to the Board. Their expertise and knowledge in operations and apparel, respectively, is a valuable contribution to the Company.

Three directors also left the Kellwood Board in 2004. Leonard A. Genovese, who served as a director since 1995, was a member of the compensation and executive committees. He served as chairman of the compensation committee from May 2001 until his retirement from the Board in March 2004.

Raymond F. Bentele, who served on the Board since 1993, stepped down in June 2004. Over the years he was a member of the audit, compensation, nominating, corporate governance and executive committees. He chaired the audit committee from May 2002 to June 2004, and the corporate governance committee from 2000 to 2002.

Martin J. Granoff, who joined the Kellwood Board in 1999, resigned from the Board in August 2004. Marty enjoyed a long and distinguished career in the apparel industry and brought many industry insights into the business to the Board.

We wish to express our appreciation and gratitude to Messrs. Genovese, Bentele, and Granoff for their wise counsel and dedication to Kellwood, and the service they performed for Kellwood and its shareowners over the years.



Other Soft Goods

Recreation Products

American Recreation Products continues to deliver a consistent performance in the family camping market place. Number two in its industry, American Recreation Products provides recreational campers with tents, sleeping bags, back packs, and related camping accessories under Sierra Designs®, Kelty®, Slumberjack®, Swiss Gear by Wenger™ Maker of the Genuine Swiss Army Knife®, Eddie Bauer® and Wenzel® brand names.

In the first calendar quarter of 2005, we also made several changes to the Kellwood management team. Stephen F. Powers joined Kellwood in January 2005 to provide the leadership for the reengineering of the Koret brand. With over 30 years' experience in the apparel and retail industry, Steve is well known for generating new ideas as a business strategist and entrepreneur. Prior to Kellwood, he held the post of executive vice president of women's apparel for May Merchandising Corporation.

In February, Patrick J. Burns, who has done an outstanding job running Gerber Childrenswear, was named president of Kellwood Intimate Apparel to provide the leadership and direction for the ongoing turnaround situation in intimate apparel. Before joining Kellwood in 2002, Pat spent 14 years in brand and general management positions with the intimate apparel division of Sara Lee.

We brought Gary F. Simmons on board in March as president of Gerber Childrenswear. With nearly three decades of top level experience in the children's business, Gary most recently held the post of CEO for VF Playwear. Pat will also continue to oversee Gerber Childrenswear, functioning as its CEO.

Outlook

Overall sales for 2005 are expected to be flat with 2004 results, with net earnings down slightly for 2005. We have addressed the areas attributable for our recent slippage in earnings, however, it typically takes two full seasons in the fashion business to get back on track. We expect to see flat to perhaps modest year-to-year sales growth in the second through fourth quarters of of 2005, with a return to year-to-year growth in operating earnings and operating margin, beginning in the second quarter.

As you know, Kellwood has continued to balance and further diversify our portfolio of brands by adding higher price point consumer brands in addition to developing our existing better-to-bridge price point brands. At the same time, we have eliminated many of our lower margin brands and private label programs.

Our portfolio now consists of approximately $500 million of sales at "better plus" price point brands, and $2.0 billion of sales from popular-to-moderately priced brands and private label programs. As a result of this shift in growth, beginning in fiscal year 2005, we will discuss sales for the Company by major price points — better plus, and popular-to-moderate and private label.



The brands included within our popular-to-moderate price point portfolio include the following:

Women's Sportswear: Sag Harbor® sportswear, suits, dresses and sleepwear; Koret® sportswear and dresses; Briggs New York®; My Michelle® juniors and girls; IZOD® sportswear, accessories and intimates; and O Oscar® an Oscar de la Renta Company.

Mens Sportswear: Def Jam University™ street sportswear; and Dockers® Dress Shirts.

Other Soft Goods: Gerber Childrenswear; American Recreation Products (Eddie Bauer,® Wenger® Swiss Army, Wenzel,® and Slumberjack® brands).

The brands included within our better plus price point portfolio include:

Women's Sportswear: Calvin Klein®; XOXO® junior sportswear; Liz Claiborne® dresses & suits; Polo/ Ralph Lauren® small leather goods; David Brooks®; Northern Isles®; and David Meister.™

Men's Sportswear: Phat Farm®; Northern Isles®; Nautica® Dress Shirts; and Claiborne® Dress Shirts.

Other Soft Goods: American Recreation Products (Sierra Design® and Kelty®).

This new price point and market segmentation reflects an important strategic direction for Kellwood going forward. While we are not de-emphasizing our involvement in the moderate zone, our new strategic thrust into the better plus priced zone is intended to further diversify the Company, providing access to billions of open-to-buy dollars with department stores that previously were unavailable to us. This also will enable us to service the fashion needs of a consumer less sensitive to price. The shopper who buys popular-to-moderate price points still makes up the largest market for apparel, and our business model allows us to continue to service this market.

We appreciate the support of our shareowners, associates and customers in a difficult 2004; and are encouraged by your continued support and positive outlook as we move into better times ahead.

Hal J. Upbin
Chairman and
Chief Executive Officer

Robert C. Skinner, Jr.
President and
Chief Operating Officer

April 14, 2005

(Dollars in millions, except per share data)

Financial Review

The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, liquidity, capital resources and operating segment results. The amounts and disclosures included in management's discussion and analysis of financial condition and results of operations, unless otherwise indicated, are presented on a continuing operations basis. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

The Company's internal reporting utilizes net earnings, earnings per share and gross profit excluding the facilities realignment costs discussed below. Management evaluates each of its business units using these measures in order to isolate the results of ongoing operations by excluding the charge which was infrequent and unusual. Therefore, throughout management's discussion and analysis of financial condition and results of operations, there will be a discussion of operating results both including and excluding the facilities realignment costs. The amounts that exclude the facilities realignment costs are non-GAAP measures and may not be comparable to measures used by other entities.

Operating Results

The apparel industry has experienced deflation for many years. As a result, the Company's sales growth has come from acquisitions and investment in new brands and initiatives. Earnings growth has come from increased sales and control over costs.

Sales for the year ended January 29, 2005 were $2,555.7, up $209.2 or 8.9% from $2,346.5 in 2003. Sales increases were primarily due to the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat) on February 3, 2004 of $73.3 for the year and growth in the base business of $135.9 for the year largely as a result of key new brands and marketing initiatives put in place during the last nine months of 2003, which included the following new brands:

- Calvin Klein® for women's sportswear
- IZOD® for women's sportswear
- XOXO® for junior's sportswear and dresses
- Liz Claiborne® for women's dresses and suits
- Def Jam University™ for men's and women's sportswear

The increase in sales in 2004 from the above items of $170.9 and increased sales in the base business of $36.4 was partially offset by the planned elimination of certain brands and programs from the Company's broad and diversified portfolio due to volume levels, pricing and/or margins that are no longer acceptable. The planned elimination of certain brands and programs resulted in a decrease in sales of $71.4.

The Company's gross margin percentage increased to 21.4% in 2004 from 21.1% in 2003 due to the acquisition of Phat partially offset by decreases in the gross margin percent in the Women's Sportswear and Other Soft Goods segments. The decrease in the gross margin percent in the Women's Sportswear segment was due to a weak and highly promotional women's sportswear market, along with some fashion missteps and merchandising assortment issues. These factors resulted in providing a higher level of markdown assistance to the retailers, which negatively impacted the gross margin percent. In addition, there was a higher level of off-priced sales related to early Spring 2005 merchandise. The decrease in gross margin at the Other Soft Goods segment was due to sourcing and logistical execution difficulties resulting in additional markdowns and inventory reserves.

SG&A as a percent of sales increased to 15.8% in 2004 from 15.0% in 2003 due to the acquisition of Phat and additional spending on key new brands and marketing initiatives. Lower than anticipated sales associated with the new brands and marketing initiatives also had a negative impact on SG&A as a percent of sales.

Many of these new brands were obtained through licensing agreements which commit the Company to certain minimum guaranteed royalty payments during the term of the license. The investments made in these key new brands and marketing initiatives are expected to more favorably impact net earnings in 2005 due to the expected growth in sales, improvement in the women's sportswear market and reduction in markdown assistance for the retailers.

The Company continues to have an active acquisition program with the acquisition of Phat Fashions, LLC and Phat Licensing, LLC in early 2004 being the latest business to join Kellwood's portfolio of brands and businesses. Phat is part of the Men's Sportswear segment. The Company exercised an option to buyout the license for Phat Farm® from the menswear licensee in February 2004, which is also part of the Men's Sportswear segment.

Discontinued operations. On October 30, 2003 the Company finalized an agreement to sell their Hosiery operations. As such, the operations of the Hosiery business are accounted for as discontinued operations. The sale of the entire Hosiery operations closed in November 2003. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment. See financial statement Note 3.

During the fourth quarter of 2003, the Company decided to discontinue their True Beauty by Emme® (True Beauty) operations. This included the termination of the related license agreement. As such, the operations of True Beauty ceased in the fourth quarter of 2003 and have been accounted for as discontinued operations. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment. See financial statement Note 3.

Fiscal 2004 vs. 2003

Summarized comparative financial data for fiscal 2004 and 2003 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

	AMOUNTS		% CHANGE	% OF SALES	
	2004	2003	03-04	2004	2003
Net sales	$2,555.7	$2,346.5	8.9%	100.0%	100.0%
Cost of products sold	2,007.7	1,851.6	8.4%	78.6%	78.9%
Gross profit	548.0	494.9	10.7%	21.4%	21.1%
SG&A	404.2	352.7	14.6%	15.8%	15.0%
Operating earnings before amortization[1]	143.8	142.3	1.1%	5.6%	6.1%
Amortization of intangibles	13.4	9.5	40.9%	0.5%	0.4%
Operating earnings	130.3	132.7	(1.8%)	5.1%	5.7%
Interest expense, net	25.9	24.7	4.8%	1.0%	1.1%
Other (income) & expense, net	(2.1)	(2.4)	(11.9%)	(0.1%)	(0.1%)
Earnings before taxes	106.6	110.5	(3.5%)	4.2%	4.7%
Income taxes	36.5	37.8	(3.5%)	1.4%	1.6%
Net earnings from continuing operations	$ 70.1	$ 72.6	(3.5%)	2.7%	3.1%
Effective tax rate	34.3%	34.3%			

[1] Operating earnings before amortization is a non-GAAP measure that differs from operating earnings in that it excludes the amortization of intangibles. Operating earnings before amortization should not be considered as an alternative to operating earnings. Operating earnings before amortization is the primary measure used by management to evaluate the Company's performance as well as the performance of the Company's business units and segments. Management believes the comparison of operating earnings before amortization between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of the amortization of intangibles, the change in which is explained elsewhere. The subtotal of operating earnings before amortization may not be comparable to any similarly titled measure used by another company.

Sales for 2004 were $2,555.7, increasing $209.2 or 8.9% versus last year. The increase in sales was due to the acquisition of Phat on February 3, 2004 ($73.3); sales of key new brands and marketing initiatives of $170.9 and increased sales in the base business of $36.4 partially offset by discontinued brands and programs. The discontinued brands and programs resulted in a decrease of sales of $71.4. The provision for discounts, returns and allowances, which is accounted for as a reduction of sales, increased $19.9 in 2004 due to the highly promotional women's sportswear market along with some fashion missteps and merchandising assortment issues. There was also a larger proportion of sales to customers who receive higher allowances, and the acquisition of Phat occurred at the beginning of 2004. These factors resulted in providing a higher level of allowances to the retailers.

Gross profit for 2004 was $548.0 or 21.4% of sales increasing $53.1 or 0.3% of sales versus $494.9 or 21.1% of sales reported in 2003. The improvement in the Company's gross margin rate in 2004 resulted from the acquisition of Phat partially offset by decreases in the gross margin percent in the Women's Sportswear and Other Soft Goods segments. The decrease in the gross margin percent in the Women's Sportswear segment was due to the increased provision for discounts, returns and allowances as discussed in the previous paragraph, as well as a higher level of off-priced sales related to early Spring 2005 merchandise. The decrease in gross margin at the Other Soft Goods segment was due to sourcing and logistical execution difficulties resulting in additional markdowns and inventory reserves.

Selling, general and administrative expenses (SG&A) increased $51.5 or 14.6% to $404.2 in 2004 compared to $352.7 in 2003. Approximately one half of the increase is due to the acquisition of Phat. The remaining increase is due to increased spending related to key new brands and marketing initiatives partially offset by decreases in SG&A related to the base business.

Amortization of intangible assets for 2004 increased to $13.4 from $9.5 in 2003 as a result of the amortization of identified intangible assets related to Phat. Identified intangible assets are amortized over their estimated economic useful lives.

Interest expense, net increased $1.2 from 2003 primarily due to the issuance of the convertible debentures during the second quarter of 2004.

Income taxes. The Company's effective tax rate for 2004 was 34.3%. This rate is consistent with the full-year 2003 effective tax rate. The effective tax rate was less than the U.S. statutory rate due to lower tax rates on undistributed foreign earnings considered to be permanently reinvested abroad.

Weighted average diluted shares outstanding increased due to option exercises throughout the year.

Fiscal 2003 vs. 2002

Summarized comparative financial data for fiscal 2003 and 2002 are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

	AMOUNTS		% CHANGE	% OF SALES	
	2003	2002	02-03	2003	2002
Net sales	$2,346.5	$2,166.6	8.3%	100.0%	100.0%
Cost of products sold	1,851.6	1,733.6	6.8%	78.9%	80.0%
Gross profit	494.9	433.0	14.3%	21.1%	20.0%
SG&A	352.7	325.1	8.5%	15.0%	15.0%
Operating earnings before amortization and realignment costs[(1)]	142.3	107.9	31.8%	6.1%	5.0%
Amortization of intangibles	9.5	5.8	65.1%	0.4%	0.3%
Facilities realignment	–	12.1	NM	0.0%	0.6%
Operating earnings	132.7	90.1	47.4 %	5.7%	4.2%
Interest expense, net	24.7	25.8	(4.2%)	1.1%	1.2%
Other (income) & expense, net	(2.4)	1.4	NM	(0.1%)	0.1%
Earnings before taxes	110.5	62.9	75.7%	4.7%	2.9%
Income taxes	37.8	21.6	75.2%	1.6%	1.0%
Net earnings from continuing operations	$ 72.6	$ 41.3	76.0%	3.1%	1.9%
Effective tax rate	34.3%	34.3%			

NM – Not meaningful

[(1)] Operating earnings before amortization and realignment costs is a non-GAAP measure that differs from operating earnings in that it excludes realignment costs and amortization of intangibles. Operating earnings before amortization and realignment costs should not be considered as an alternative to operating earnings. Operating earnings before amortization and realignment costs is the primary measure used by management to evaluate the Company's performance as well as the performance of the Company's business units and segments. Management believes the comparison of operating earnings before amortization and realignment costs between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of the facilities realignment charges and amortization of intangibles, the changes in which are explained elsewhere. The subtotal of operating earnings before amortization and realignment costs may not be comparable to any similarly titled measure used by another company.

Sales for 2003 were $2,346.5, increasing $179.9 or 8.3% versus last year. The increase in sales was primarily driven by the acquisitions of Gerber on June 25, 2002 and Briggs on February 4, 2003 (together approximately $247.6) and increased sales in the Men's Sportswear segment, partially offset by discontinued brands and programs and sales declines to existing customers in the Women's Sportswear and Other Soft Goods segments. The provision for discounts, returns and allowances, which is accounted for as a reduction of sales, increased to $149.9 in 2003 from $116.5 in 2002 due to activity associated with the acquisition of Briggs at the beginning of 2003 and Gerber in June 2002, a larger proportion of the Company's 2003 sales being to customers who receive higher allowances and a larger proportion of the Company's 2003 sales being branded merchandise. The level of allowances for branded merchandise is higher than for the private label sales they displaced.

Gross profit for 2003 was $494.9 or 21.1% of sales increasing $61.9 or 1.1% of sales versus $433.0 or 20.0% of sales reported in 2002. Included in gross profit for 2002 is $2.9 in facilities realignment costs. Excluding facilities realignment costs, gross profit for 2003 increased $59.0 or 1.0% of sales. The improvement in the Company's gross margin rate in 2003 resulted from cost reductions due to reductions in sales of lower-margin business, expansion of sourcing through the Company's newly established trading company, having less surplus and obsolete inventory, and efficiencies resulting from more effective utilization of distribution facilities.

Selling, general and administrative expenses (SG&A) increased $27.6 or 8.5% to $352.7 in 2003 compared to $325.1 in 2002. Approximately 70% of the increase is due to the acquisitions of Briggs and Gerber. The remaining increase is due to increased spending related to key new brands and marketing initiatives partially offset by decreases in SG&A related to the base business.

Amortization of intangible assets for 2003 increased to $9.5 from $5.8 in 2002 as a result of the amortization of identified intangible assets related to Briggs and Gerber. Identified intangible assets are amortized over their estimated economic useful lives.

Interest expense, net decreased $1.1 from 2002 primarily due to a combination of lower average debt balances and lower rates.

Other income and expense, net changed $3.8 to ($2.4) in 2003 from $1.4 in 2002. The increase is primarily due to a $3.0 gain resulting from the acquisition breakup fee related to Kasper A.S.L., Limited (Kasper).

(Dollars in millions, except per share data)

Income taxes. The Company's effective tax rate for 2003 was 34.3%. This rate is consistent with the full-year 2002 effective tax rate. The effective tax rate was less than the U.S. statutory rate due to lower tax rates on undistributed foreign earnings considered to be permanently reinvested abroad.

Weighted average diluted shares outstanding increased due to the shares issued in conjunction with the acquisitions of Gerber and Briggs as well as the increased price of Kellwood common stock, which drove higher option exercises and increased the dilution from unexercised options.

Facilities Realignment Costs. In 2002 the Company decided to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments include the closing of five warehouse operations and six manufacturing facilities and were anticipated to result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted fiscal 2002 earnings by $15.0 before tax (approximately $9.7 after tax, or $0.39 per share). These costs included $2.9 ($0.7 for Women's Sportswear, $0.3 for Men's Sportswear and $1.9 for Other Soft Goods) recorded in cost of products sold and $12.1 ($5.9 for Women's Sportswear, $1.5 for Men's Sportswear and $4.7 for Other Soft Goods) recorded as a provision for realignment.

Through January 29, 2005 these realignment actions resulted in the Company closing five warehouse operations and four manufacturing facilities, reducing employment and terminating a license agreement. These costs related to these actions include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. The Company completed the realignment actions during the second quarter of 2004. See financial statement Note 4.

Segment Results

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. The Company's business units are aggregated into the following reportable segments:

- Women's Sportswear,
- Men's Sportswear,
- Other Soft Goods, and
- General Corporate.

Sales and segment earnings by segment for fiscal 2004, 2003 and 2002 were as follows (amounts are presented based on actual data, therefore columns may not add due to rounding):

	AMOUNTS			% CHANGE	
	2004	2003	2002	**03-04**	02-03
Net sales					
Women's Sportswear	**$1,495.2**	$1,406.3	$1,313.4	**6.3%**	7.1%
Men's Sportswear	**639.0**	495.2	395.5	**29.0%**	25.2%
Other Soft Goods	**421.5**	445.0	457.7	**(5.3%)**	(2.8%)
Kellwood total	**$2,555.7**	$2,346.5	$2,166.6	**8.9%**	8.3%
Segment earnings					
Women's Sportswear	**$ 106.0**	$ 112.5	$ 101.8	**(5.8%)**	10.6%
Men's Sportswear	**62.9**	46.3	36.2	**35.7%**	28.0%
Other Soft Goods	**20.9**	26.8	16.0	**(22.1%)**	67.6%
General Corporate	**(45.9)**	(43.4)	(46.0)	**5.8%**	(5.8%)
Total segment earnings	**$ 143.8**	$ 142.3	$ 107.9	**1.1%**	31.8%
Segment earnings margins					
Women's Sportswear	**7.1%**	8.0%	7.7%		
Men's Sportswear	**9.8%**	9.4%	9.2%		
Other Soft Goods	**4.9%**	6.0%	3.5%		
General Corporate	**NM**	NM	NM		
Total segment earnings	**5.6%**	6.1%	5.0%		

NM – *Not meaningful*

(Dollars in millions, except per share data)

Women's Sportswear. Sales of Women's Sportswear increased $88.9 (6.3%) in 2004 to $1,495.2. The sales increase was primarily due to additional sales of $162.5 from key new brands and marketing initiatives launched in 2003 including Calvin Klein®, IZOD®, XOXO® and Lucy Pereda™ sportswear and Liz Claiborne® dresses and suits. This increase was partially offset by the planned elimination of certain low margin business and a decline in the base business (primarily the dress category).

Women's Sportswear segment earnings for 2004 were $106.0 or 7.1% of net sales, down $6.5 or 5.8% from last year. The primary reasons for the decrease in segment earnings during 2004 were increased markdowns and an increase in SG&A expense as a result of spending on key new brands and marketing initiatives.

Sales of Women's Sportswear increased $92.9 or 7.1% in 2003 to $1,406.3. The sales increase was primarily due to the acquisition of Briggs (which had sales of $194.0 for 2003), sales from new brands launched earlier in the year and growth from the core popular-to-moderately priced brands, partially offset by sales decreases in low margin private label merchandise and better to bridge brands sold to specialty and department stores.

Women's Sportswear segment earnings for 2003 were $112.5 or 8.0% of net sales, up $10.7 from 2002 and improved as a percent of sales by 0.3%. The primary reason for the increase in segment earnings during 2003 was the acquisition of Briggs, partially offset by decreased earnings in the other Women's Sportswear business units. The decrease in the other Women's Sportswear business units was due to lower sales volume and increased costs for new brands and initiatives.

Men's Sportswear. Sales of Men's Sportswear increased $143.8 or 29.0% in 2004 to $639.0. The acquisition of Phat provided $73.3 of sales for 2004 and increases in both the branded and private label business sales, including sales from the key new brands and marketing initiatives, were $70.5 for 2004.

Segment earnings for 2004 were $62.9, up $16.6 from last year. The improvement in earnings came from higher sales volume and the acquisition of Phat ($8.1 for 2004) partially offset by increased SG&A spending attendant with the growth in the base business.

Sales of Men's Sportswear increased $99.7 or 25.2% in 2003 to $495.2. The increase in sales for 2003 was due to several new brands and marketing initiatives, including Claiborne® and Dockers® dress shirts, Def Jam University™ and Run Athletics™ activewear, and increased sales in the private label bottoms business.

Segment earnings for 2003 were $46.3, up $10.1 from 2002. The improvement in earnings came from higher sales volume and gross margin improvement resulting from better utilization of manufacturing capacity and improved plant efficiency.

Other Soft Goods. Sales of Other Soft Goods decreased $23.5 or 5.3% in 2004 to $421.5 primarily due to a decrease in Intimate Apparel resulting from a lack of newness and fashion in the product offerings, sourcing and logistical execution difficulties and our customers doing more direct sourcing.

Segment earnings for 2004 were $20.9 down $5.9 from last year. The decrease in segment earnings was primarily due to the difficulties at Intimate Apparel as described above partially offset by an increase in gross margin percentage resulting from fixed cost absorption and the closing of one distribution center at Gerber and improvement in bad debt expense.

Sales of Other Soft Goods decreased $12.7 or 2.8% in 2003 to $445.0 primarily due to sales declines at Intimate Apparel and American Recreation Products related to weak customer demand and softness in the camping industry partially offset by the Gerber acquisition.

Segment earnings for 2003, including the facilities realignment costs, were $26.8 up $10.8 from 2002. Excluding Gerber, segment earnings were $12.5, up $7.8 from 2002. The Company planned for a challenging year in 2003 and took action to improve gross margins and lower SG&A spending as well as improve working capital management and return on capital. As a result of facility consolidations and moving the majority of sourcing to contractors in the Far East, margins have improved, SG&A spending has been reduced, and segment earnings have increased. In addition, facility realignment costs of $1.9 included in 2002 segment earnings did not recur in 2003.

General Corporate. General corporate expenses increased $2.5 to $45.9 in 2004 from $43.4 in 2003 primarily as a result of increases in repair and maintenance, depreciation and various other corporate expenses.

General corporate expenses decreased $2.6 to $43.4 in 2003 from $46.0 in 2002 primarily as a result of the negative impact on cost of sales in 2002 related to a purchase accounting write-up of inventory to fair value for the acquisition of Gerber and decreased bad debt expense.

Critical Accounting Policies And Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments which management believes are the most critical to aid in fully understanding and evaluating the reported financial results are discussed below.

Accounts Receivable — Reserves for Allowances

Accounts receivable are recorded net of allowances for bad debts as well as existing and expected future chargebacks from customers. It is the nature of the apparel and soft goods industry that suppliers like the Company face significant pressure from customers in the retail industry to provide allowances to compensate for customer margin shortfalls. This pressure often takes the form of customers requiring the Company to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of the Company's products at retail. To the extent the Company's customers have more of the Company's goods on hand at the end of the season, there will be greater pressure for the Company to grant markdown concessions on prior shipments. The Company's accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and the Company's estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. The Company evaluates the allowance balances on a continuing basis and adjusts them as necessary to reflect changes in anticipated allowance activity.

Accounts Receivable - Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. Estimation of the allowance for doubtful accounts by the Company involves consideration of the financial condition of specific customers as well as general estimates of future collectibility based on historical experience and expected future trends. The estimation of these factors involves significant judgment. In addition, actual collection experience, and thus bad debt expense, can be significantly impacted by the financial difficulties of as few as one customer.

Inventory Valuation

Inventories are recorded at cost. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. The Company's products can be classified into two types: replenishment and non-replenishment. Replenishment items are those basics (bras, dress shirts, infant apparel, etc.) that are not highly seasonal or dependent on fashion trends. The same products are sold by retailers 12 months a year, and styles evolve slowly. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of the Company's business involves replenishment items.

The majority of the Company's products consist of items that are non-replenishment as a result of being highly tied to a season or fashion look. These products are economically "perishable". The value of this seasonal merchandise might be sufficient for the Company to generate a profit over its cost at the beginning of its season, but by the end of its season a few months later the same inventory might be salable only at less than cost. For these products, the selling season generally ranges from three to six months. The value may rise again the following year when the season in which the goods sell approaches — or it may not, depending on the level of prior year merchandise on the market and on year-to-year fashion changes.

While some "prior year" merchandise is sold by the Company through its own outlet stores, the majority of out-of-season inventories must be sold to off-price retailers and other customers who serve a customer base that will purchase prior year fashions. The amount, if any, that these customers will pay for prior year fashions is determined by the desirability of the inventory itself as well as the general level of prior year goods available to these customers. The assessment of inventory value, as a result, is highly subjective and requires an assessment of the seasonality of the inventory, its future desirability, and future price levels in the "off-price" sector.

Many of the Company's products are purchased for and sold to specific customers' orders. Others are purchased in anticipation of selling them to a specific customer. The loss of a major customer, whether due to the customer's financial difficulty or other reasons, could have a significant negative impact on the value of the inventory expected to be sold to that customer. This negative impact can also extend to purchase obligations for goods that have not yet been received. These obligations involve product to be received into inventory over the next one to six months.

Market Value Assessments of Goodwill and Intangible Assets — Timing and Amount of Future Impairment Charges

Before the implementation of SFAS No. 142, the values of goodwill and intangible assets were written off over the period expected to be benefited through regular amortization charges. Under SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be written off through periodic charges to the income statement over the defined period. Future impairment charges may be required if the value of the reporting unit becomes less than its book value. The determination of the fair value of the reporting units is highly subjective, as it is determined largely by projections of future profitability and cash flows. This evaluation utilizes discounted cash flow analysis and analyses of historical and forecasted operating results of the Company's reporting units. The fair value of the reporting unit as a whole is compared to the book value of the reporting unit (including goodwill). If a deficiency exists, impairment will be calculated. Impairment is measured as the difference between the fair value of the goodwill and its carrying amount. The fair value of goodwill is the difference between the fair value of the reporting unit as a whole and the fair value of the reporting unit's individual assets and liabilities. The annual impairment testing is performed in the fourth quarter, and additional testing would be necessary if a triggering event were to occur in an interim period.

Identifiable intangible assets include trademarks, customer base and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years (weighted average life of 19 years). Impairment testing of these would occur if and when a triggering event occurs.

(Dollars in millions, except per share data)

New Accounting Pronouncements

In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act contains a provision that allows a one-time 85% dividends received deduction on the repatriation of cash invested outside the U.S. above a defined base. The Company is evaluating this provision of the Act and analyzing the provisions as they apply to the Company. Until these items are analyzed and the Company develops a defined plan for the use of the funds, it is not possible to determine the amount of dividends the Company will repatriate to the U.S. or the impact on income taxes or the Company's effective tax rate.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payment*. This statement is effective for all interim and annual reporting periods beginning after June 15, 2005. SFAS 123R sets accounting requirements for "share-based" compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. The Company is currently evaluating the impact that this statement will have on the results of operations. The Company plans to adopt this statement under the modified prospective transition method, which will require the recording of stock option expense in the statement of earnings beginning on July 31, 2005, the first day of the third quarter of 2005. The Company believes the adoption of this statement will result in stock option expense of approximately $3.0 in the second half of 2005. The Company currently accounts for stock-based compensation under Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* (see financial statement Note 1).

Financial Condition

Cash flow from operations is the Company's primary source of funds to finance operating needs, capital expenditures, debt service and acquisitions. The Company uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio (defined as total debt divided by the sum of total debt and total shareowners' equity, or total capital). As of January 29, 2005, the Company's debt-to-capital ratio was 39.5%, up 9.6% from January 31, 2004 due to the privately placed convertible debt discussed below.

Net cash provided by operating activities was $61.1 for 2004 compared to $151.6 for 2003. This $90.5 decrease was primarily due to the change in working capital discussed below.

Working Capital

Working capital management is monitored primarily by analysis of the Company's investment in accounts receivable and inventories and by the amount of accounts payable and accrued expenses. The Company's working capital is significantly influenced by sales patterns, which are highly seasonal. Inventories, accounts payable and accrued expenses are highly dependent upon sales levels and order lead times. Receivable levels are dependent upon recent months' sales and customer payment experience.

The year-to-year changes in the major components of working capital are discussed below:

- Accounts receivable increased $60.2 to $381.7 at January 29, 2005 from $321.5 at January 31, 2004 due to the acquisition of Phat ($11.8) and increased sales.
- Inventories increased $15.7 to $331.6 at January 29, 2005 from $315.9 at January 31, 2004. Days supply now stands at 59 days compared to 53 days at January 31, 2004. The increase in inventory levels relates primarily to the acquisition of Phat and the increase in inventory days supply primarily due to early receipts of inventory in anticipation of January port and customs congestion.
- Accounts payable and accrued expenses increased $10.0 to $310.0 at January 29, 2005 from $300.0 at January 31, 2004 as a result of timing of inventory receipts and related payments.

Net cash used in investing activities increased to $169.7 for 2004 from $148.5 for 2003. The net cash used in investing activities primarily relates to acquisitions as discussed below. In addition to those described, the Company continually evaluates possible acquisition candidates as a part of its ongoing corporate development process. Various potential acquisition candidates are in different stages of this process. Capital expenditures were $27.4 for 2004, $21.8 for 2003 and $14.5 for 2002.

Fiscal 2004. On February 3, 2004 the Company completed the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm® and Baby Phat® brands. Phat is part of the Men's Sportswear segment. The acquisition of Phat adds important labels to Kellwood's portfolio of brands.

The purchase price (including acquisition costs) for Phat was $141.9 in cash. Included in this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25.0, which the Company exercised in February 2004. Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The additional consideration to be paid with respect to 2004 is estimated

(Dollars in millions, except per share data)

at $3.3, which resulted in an increase to goodwill and accrued expenses in the fourth quarter.

The Phat acquisition was accounted for under the purchase method of accounting. Accordingly, the results of Phat have been included in the consolidated financial statements from the acquisition date.

Fiscal 2003. On February 4, 2003 the Company completed the acquisition of substantially all the assets of Briggs New York Corp. (Briggs). This acquisition was accounted for using the purchase method of accounting. Briggs is a designer and marketer of moderately priced women's apparel. The results of operations have been included in the Women's Sportswear segment beginning in 2003.

The purchase price (including acquisition costs) for Briggs was $133.8 in cash and 0.5 million shares of Kellwood common stock valued at $11.9. Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, would be accounted for as goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2.0 would be paid for each of the four years after the acquisition (fiscal 2003 through fiscal 2006). The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The amount of consideration paid to Briggs based on their 2003 performance was $8.2 and was paid in the first quarter of 2004. The additional consideration to be paid with respect to 2004 is estimated at $8.2, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2004.

Fiscal 2002. On June 25, 2002 the Company completed its acquisition of Gerber Childrenswear, Inc. (Gerber) for approximately $18.2 in cash, net of cash acquired of $50.9, and 2.3 million shares of the Company's common stock valued at $68.2. This acquisition has been accounted for using the purchase method of accounting. The Hosiery operations of Gerber are included in discontinued operations (see financial statement Note 3), and the children's apparel business is included in the Other Soft Goods Segment. See financial statement Note 2 for more detail.

In April 2002 the Company entered into a transaction with Casual Male Retail Group, Inc. (NASDAQ: CMRG). Pursuant to this transaction the Company acquired an $11.0, 5% Subordinated Note and signed a seven-year Sourcing Agreement under which Kellwood will produce men's sportswear, activewear and furnishings for the nationwide chain of Casual Male stores. The payment terms require periodic principal and interest payments through April 2007 at which time the note expires. During 2004, the Company collected $2.1.

Net cash provided by financing activities increased to $190.8 for 2004 from ($34.2) for 2003. The $225.0 increase was primarily due to proceeds from the Company's issuance of $200 in convertible debentures.

During the second quarter of 2004, the Company privately placed $200 of 3.50% Convertible Senior Debentures. The debentures will mature on June 15, 2034, unless earlier converted, redeemed or repurchased by the Company. The Company intends to use the proceeds from the offering for general corporate purposes, which may include future acquisitions (see financial statement Note 6).

On October 20, 2004, the Company executed a $400 five-year unsecured, syndicated credit facility (the New Credit Agreement). The New Credit Agreement can be used for borrowings and/or letters of credit. Borrowings under the New Credit Agreement bear interest at LIBOR plus a spread ranging from .60% to 1.25% with such spread depending on the Company's leverage ratio. The New Credit Agreement replaces the Company's previous agreement, dated April 30, 2002, that was set to expire in May 2005 (see financial statement Note 6).

At January 29, 2005, there were no borrowings outstanding under this facility. Letters of credit outstanding under the agreement were $59.8. In addition to this facility, the Company has $1.5 in outstanding letters of credit used by its foreign subsidiaries.

The Company's credit rating by Standard & Poor's is BBB- rating with a "stable outlook". The Company's credit rating by Moody's for long-term debt is "Ba1" with a "stable outlook".

As a result of the above, the Company's cash and cash equivalents increased to $261.4 at January 29, 2005. This increase was due to the proceeds from the convertible debt and positive cash flow from operations partially offset by the acquisition of Phat on February 3, 2004.

Management believes that the operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

Disclosures Concerning "Off-Balance Sheet" Arrangements.
A Singaporean manufacturing joint venture 50% owned by the Company has a $5.3 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. $2.7 was outstanding under this facility at January 29, 2005.

(Dollars in millions, except per share data)

Contractual Obligations and Commercial Commitments

A summary of the Company's long-term obligations at January 29, 2005 is as follows:

	FUTURE PAYMENTS DUE BY PERIOD				
	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	AFTER 5 YEARS	TOTAL
Long-term debt – principal	$ –	$ –	$140	$330	$ 470
Long-term debt – interest	28	56	50	249	383
Operating lease obligations	30	50	24	11	115
Minimum royalty/advertising obligations	28	59	20	–	107
Purchase orders/commitments	342	–	–	–	342
Contingent purchase price – Briggs[1]	8	–	–	–	8
Contingent purchase price – Phat[2]	3	–	–	–	3
Deferred compensation[3]	1	2	2	14	19
Unfunded pension obligations[4]:					
Defined benefit plans	1	2	2	5	10
Multiemployer plans' exit liability	1	1	1	2	5
Total	$442	$170	$239	$611	$1,462

[1] Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2.0 would be paid for each year through 2006. The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The table includes the estimated obligation based on actual 2004 performance only.

[2] Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The table includes the estimated obligation based on actual 2004 performance only.

[3] The timing of payment of the deferred compensation is based on the individual participants' payment elections and the timing of their retirement or termination. There are 127 participants in the deferred compensation plan.

[4] The timing of the pension funding obligations associated with the Company's frozen defined benefit pension plans and exit obligations under multiemployer pension plans as discussed in financial statement Note 8 is dependent on a number of factors including investment results and other factors that contribute to future pension expense.

Share Repurchases:

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in financial statement Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization nor are any planned at this point in time.

(Dollars in millions, except per share data)

Market Risk Sensitivity And Inflation Risks

Foreign Currency Risk. The Company does not believe that it has significant foreign currency transactional exposures. Almost all of the Company's sales are denominated in U.S. dollars. Most of the Company's purchases are denominated in U.S. dollars. A significant amount of the Company's underlying sourcing and production costs would be impacted by changes in local currencies. Sourcing is not concentrated in any one foreign country. The largest single country is approximately twenty percent with all other countries representing less than 10% each. The impact of a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Company does have transactional exposures would be immaterial. In addition, there are discussions about strengthening the Chinese Renminbi against the U.S. dollar. If this were to occur and subject to the extent of the revaluation, the Company does not believe it will have a material impact on the financial position or results of operations. These foreign currency risks are similar to those experienced by the Company's competitors.

Interest Rate Risk. Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short-term and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At January 29, 2005, the Company's debt portfolio was composed of 100% fixed-rate debt. Kellwood's strategy regarding management of its exposure to interest rate fluctuations did not change significantly during 2004. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed the coming year.

Various financial instruments issued by the Company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of the Company's fixed-rate debt. With respect to the Company's fixed-rate debt outstanding at January 29, 2005, a 10% increase in interest rates would have resulted in approximately a $23.0 decrease in the market value of Kellwood's fixed-rate debt; a 10% decrease in interest rates would have resulted in approximately a $24.5 increase in the market value of Kellwood's fixed-rate debt.

Commodity Price Risk. Kellwood is subject to commodity price risk arising from price fluctuations in the market prices of sourced garments and the various raw materials that comprise its manufactured products (synthetic fabrics, woolens, denim, cotton, etc.). The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. Historically, there have been no significant risks due to commodity price fluctuations. Kellwood does not use derivative instruments in the management of these risks.

Inflation Risk. Kellwood's inflation risks are managed by each business unit through selective price increases when possible, productivity improvements, and cost-containment measures. Management does not believe that inflation risk is material to the Company's business or its consolidated financial position, results of operations or cash flows.

Cautionary Note Concerning Factors That May Affect Future Results

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" within the meaning of the Securities Act of 1933, the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company's expectations or beliefs concerning future events and are based on various assumptions and subject to a wide variety of risks and uncertainties. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, it cannot and does not give any assurance that such expectations will prove to be correct.

The Company's forward-looking statements are based on certain assumptions, and the Company's operations are subject to various risks and uncertainties. Any one of these factors or any combination of these factors could materially affect the results of the Company's operations and cause actual results to differ materially from the Company's expectations. These factors include but are not limited to:

- changes in the retail environment. With the growing trend towards retail trade consolidation, the Company is increasingly dependent upon key retailers whose bargaining strength and share of the Company's business is growing. Accordingly, the Company faces greater pressure from these customers to provide more favorable trade terms. The Company can be negatively affected by changes in the policies or negotiating positions of its customers. The inability of the Company to develop satisfactory programs and systems to satisfy these customers could adversely affect operating results in any reporting period.
- the economic effects of the uncertainty through early 2005 caused by the elimination of Chinese import quotas and the uncertainty as to the effect of safeguards, if any, put in place on Chinese imports into the U.S.
- changes in the relative performance of the Company's business units that could have an adverse impact on the business unit's forecasted cash flows, resulting in goodwill impairment charges.
- changes in trends in the market segments in which the Company competes;
- the performance of the Company's products within the prevailing retail environment;
- customer acceptance of both new designs and newly introduced product lines;
- actions of competitors that may impact the Company's business;

- financial or operational difficulties encountered by customers or suppliers;
- the economic impact of uncontrollable factors, such as terrorism and war;
- disruptions to transportation systems or shipping lanes used by the Company or its suppliers;
- continued satisfactory relationships with licensees and licensors of trademarks and brands;
- ability to generate sufficient sales and profitability related to licensing agreements that contain significant minimum royalty payments;
- the impact of economic changes such as:
  - — the overall level of consumer spending for apparel,
  - — national and regional economic conditions,
  - — inflation or deflation,
  - — changes in oil prices, including their impact on fabric prices and/or transportation costs;
  - — currency exchange fluctuations, and
  - — changes in interest rates and other capital market conditions;
- stable governments and business conditions in the nations where the Company's products are manufactured;
- the scope, nature or impact of acquisition activity and the ability to effectively integrate acquired operations; and
- changes in the Company's plans, strategies, objectives, expectations and intentions that may happen at any time at the discretion of the Company.

The reader is also directed to the Company's periodic filings with the Securities and Exchange Commission for additional factors that may impact the Company's results of operations and financial condition.

The words "believe", "expect", "will", "estimate", "project", "forecast", "planned", "should", "anticipate" and similar expressions may identify forward-looking statements. Additionally, all statements other than statements of historical facts included in this Annual Report are forward-looking.

Forward-looking statements are not guarantees, as actual results could differ materially from those expressed or implied in forward-looking statements. The Company specifically disclaims any obligation to publicly update, modify, retract or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained herein, the entire contents of the Company's website, and all subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Management's Responsibility For Financial Statements

The management of Kellwood Company is responsible for the preparation of the financial statements and other financial information included in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management has also included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

PricewaterhouseCoopers LLP audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to discuss accounting, control, auditing and financial reporting matters. Both the internal auditors and PricewaterhouseCoopers LLP have direct access to the Audit Committee.

Hal J. Upbin
Chairman and Chief Executive Officer

W. Lee Capps, III
Executive Vice President Finance and Chief Financial Officer

Management's Report On Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a- 15(f). Under the supervision and with the participation of our management, including the Company's Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 29, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 29, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

W. Lee Capps, III
Executive Vice President Finance and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareowners and Board of Directors of Kellwood Company:

We have completed an integrated audit of Kellwood Company's 2004 consolidated financial statements and of its internal control over financial reporting as of January 29, 2005 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for the years ended January 29, 2005, January 31, 2004 and February 1, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of January 29, 2005 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

St. Louis, Missouri
March 10, 2005, except for Note 15 which is as of March 15, 2005

Consolidated Statement of Earnings

(Amounts in thousands, except per share data)

	2004	2003	2002
Net sales	$2,555,704	$2,346,481	$2,166,554
Costs and expenses:			
Cost of products sold	2,007,698	1,851,554	1,733,560
Selling, general and administrative expenses	404,229	352,651	325,075
Amortization of intangible assets	13,434	9,532	5,775
Provision for business and facilities realignment	–	–	12,086
Interest expense, net	25,856	24,674	25,764
Other (income) and expense, net	(2,120)	(2,405)	1,433
Earnings before income taxes	106,607	110,475	62,861
Income taxes	36,513	37,838	21,598
Net earnings from continuing operations	70,094	72,637	41,263
Net earnings (loss) from discontinued operations, net of tax	–	(1,552)	747
Net earnings	$ 70,094	$ 71,085	$ 42,010
Weighted average shares outstanding:			
Basic	27,504	26,499	24,564
Diluted	28,039	27,100	24,872
Earnings (loss) per share:			
Basic			
Continuing operations	$ 2.55	$ 2.74	$ 1.68
Discontinued operations	–	(.06)	.03
Net earnings	$ 2.55	$ 2.68	$ 1.71
Diluted			
Continuing operations	$ 2.50	$ 2.68	$ 1.66
Discontinued operations	–	(.06)	.03
Net earnings	$ 2.50	$ 2.62	$ 1.69

See notes to consolidated financial statements.

Consolidated Balance Sheet

(Amounts in thousands, except per share data)

	JANUARY 29 2005	JANUARY 31 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 261,395	$ 179,155
Receivables, net	381,697	321,455
Inventories	331,602	315,935
Current deferred taxes and prepaid expenses	55,220	66,328
Total current assets	1,029,914	882,873
Property, plant and equipment:		
Land	2,451	2,478
Buildings and improvements	109,195	102,773
Machinery and equipment	131,210	119,944
Capitalized software	54,852	49,944
Total property, plant and equipment	297,708	275,139
Less accumulated depreciation and amortization	(201,901)	(180,658)
Property, plant and equipment, net	95,807	94,481
Intangible assets, net	191,958	116,102
Goodwill	223,982	165,518
Other assets	36,641	33,100
Total assets	$1,578,302	$1,292,074
LIABILITIES AND SHAREOWNERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 149	$ 2,743
Accounts payable	175,852	179,024
Accrued salaries and employee benefits	43,787	50,790
Other accrued expenses	90,359	72,529
Total current liabilities	310,147	305,086
Long-term debt	469,657	271,877
Deferred income taxes and other	77,522	71,729
Shareowners' equity:		
Common stock, par value $.01 per share, 50,000 shares authorized, 27,685 shares issued and outstanding (26,850 at January 31, 2004)	270,264	247,684
Retained earnings	562,839	510,329
Accumulated other comprehensive income (loss)	(11,396)	(11,621)
Less treasury stock, at cost, 6,402 shares (6,690 at January 31, 2004)	(100,731)	(103,010)
Total shareowners' equity	720,976	643,382
Total liabilities and shareowners' equity	$1,578,302	$1,292,074

See notes to consolidated financial statements.

KELLWOOD COMPANY AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(Amounts in thousands)

	2004	2003	2002
Operating activities:			
Net earnings	$ 70,094	$ 71,085	$ 42,010
Add/(deduct) items not affecting operating cash flows:			
Depreciation and amortization	41,841	35,938	32,008
Non-cash portion of restructuring charge	–	–	6,064
Deferred income taxes and other	4,473	21,449	9,487
Changes in working capital components:			
Receivables, net	(57,621)	31,563	17,205
Inventories	(15,244)	58,158	51,167
Current deferred taxes and prepaid expenses	11,371	(24,718)	(3,082)
Accounts payable and accrued expenses	6,179	(41,887)	63,475
Net cash provided by operating activities	61,093	151,588	218,334
Investing activities:			
Additions to property, plant and equipment	(27,436)	(21,757)	(14,510)
Acquisitions, net of cash acquired	(144,722)	(134,537)	(18,150)
Subordinated note receivable	2,063	2,062	(11,000)
Dispositions of fixed assets	436	5,693	5,238
Net cash used in investing activities	(169,659)	(148,539)	(38,422)
Financing activities:			
Borrowings of long-term debt, net of financing costs	195,343	–	–
Reduction of notes payable	–	(636)	(6,976)
Repayments of long-term debt	(4,448)	(30,891)	(22,968)
Stock transactions under incentive plans	17,495	14,292	6,667
Dividends paid	(17,584)	(16,982)	(15,551)
Net cash provided by (used in) financing activities	190,806	(34,217)	(38,828)
Net change in cash and cash equivalents	82,240	(31,168)	141,084
Cash and cash equivalents, beginning of year	179,155	210,323	69,239
Cash and cash equivalents, end of year	$261,395	$179,155	$210,323
Supplemental Cash Flow Information:			
Interest paid	$ 27,659	$ 28,061	$ 27,101
Income taxes paid	$ (628)	$ 41,339	$ 13,597
Significant non-cash investing and financing activities:			
Issuance of stock for acquisitions	$ –	$ 11,891	$ 68,185

See notes to consolidated financial statements.

Consolidated Statement of Shareowners' Equity

(Dollars in thousands, except per share data)

	COMMON SHARES OUTSTANDING	COMMON STOCK	TREASURY STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHARE-OWNERS' EQUITY
Balance, February 2, 2002	22,908,334	$173,010	$(134,200)	$429,767	$(11,878)	$456,699
Net earnings				42,010		42,010
Unrecognized (loss) on derivatives					(65)	(65)
Foreign currency translation adjustment					1,372	1,372
Minimum pension liability adjustment, net of income tax benefit of $318					(519)	(519)
Total comprehensive income						42,798
Cash dividends declared, $.64 per share				(15,551)		(15,551)
Shares issued in connection with the acquisition of Gerber Childrenswear, Inc.	2,343,924	32,836	35,349			68,185
Shares issued under stock plans	388,051	8,980				8,980
Treasury stock acquired in conjunction with incentive plans	(66,651)		(1,992)			(1,992)
Balance, February 1, 2003	25,573,658	214,826	(100,843)	456,226	(11,090)	559,119
Net earnings				71,085		71,085
Unrecognized (loss) on derivatives					(84)	(84)
Foreign currency translation adjustment					543	543
Minimum pension liability adjustment, net of income tax benefit of $468					(990)	(990)
Total comprehensive income						70,554
Cash dividends declared, $.64 per share				(16,982)		(16,982)
Shares issued in connection with the acquisition of Briggs New York Corp.	500,000	11,891				11,891
Shares issued under stock plans	798,640	20,967				20,967
Treasury stock acquired in conjunction with incentive plans	(22,115)		(2,167)			(2,167)
Balance, January 31, 2004	26,850,183	247,684	(103,010)	510,329	(11,621)	643,382
Net earnings				70,094		70,094
Unrecognized gain on derivatives					31	31
Foreign currency translation adjustment					(338)	(338)
Minimum pension liability adjustment, net of income tax expense of $312					532	532
Total comprehensive income						70,319
Cash dividends declared, $.64 per share				(17,584)		(17,584)
Shares issued under stock plans	921,104	22,580	5,815			28,395
Treasury stock acquired in conjunction with incentive plans	(86,282)		(3,536)			(3,536)
Balance, January 29, 2005	**27,685,005**	**$270,264**	**$(100,731)**	**$562,839**	**$(11,396)**	**$720,976**

Accumulated other comprehensive income (loss) at January 29, 2005 includes:

Unrecognized (loss) on derivatives	**$ (160)**
Foreign currency translation adjustment	**(10,259)**
Minimum pension liability adjustment, net of income tax benefits of $474	**(977)**
Total accumulated other comprehensive income (loss)	**$ (11,396)**

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

Note 1. Summary of Significant Accounting Policies

(A) Description of Business:
Kellwood Company and its subsidiaries (the Company) are marketers of women's and men's sportswear, intimate apparel, infant apparel and recreational camping products. The Company markets branded as well as private label products and markets to all channels of distribution with product specific to the particular channel. Kellwood markets products under many brands, some of which are owned by the Company, and others are used by the Company under licensing agreements. Approximately 80% of the Company's products are sourced from contract manufacturers, primarily in the Eastern Hemisphere. Products are manufactured to meet the Company's product specifications and labor standards. In addition, the Company manufactures certain products in its own plants located primarily in the Eastern Hemisphere.

(B) Basis of Presentation:
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending December 31 due to the timing of receipt of financial information. All significant intercompany accounts and transactions have been eliminated. The amounts and disclosures included in the notes to the consolidated financial statements, unless otherwise indicated, are presented on a continuing operations basis.

(C) Fiscal Year:
The Company's fiscal year ends on the Saturday nearest January 31. References to the Company's fiscal years represent the following:

FISCAL YEAR	REPRESENTS THE 52 WEEKS ENDED
2004	**January 29, 2005**
2003	January 31, 2004
2002	February 1, 2003

(D) Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

(E) Cash and Cash Equivalents:
All highly liquid short-term time deposits with original maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was not significant for 2004, 2003, or 2002.

(F) Accounts Receivable and Concentration of Credit Risk:
The Company maintains an allowance for accounts receivable estimated to be uncollectible. The activity in this allowance is summarized as follows:

	2004	2003	2002
Balance, beginning of year	**$4,708**	$ 6,482	$ 8,729
Provision for bad debts	**1,204**	1,728	2,236
Bad debts written off	**(797)**	(3,502)	(4,483)
Balance, end of year	**$5,115**	$ 4,708	$ 6,482

The provision for bad debts is included in selling, general and administrative expense. Substantially all of the Company's trade receivables are derived from sales to retailers and are recorded at the invoiced amount and do not bear interest. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. Account balances are charged off against the allowance when the Company feels it is probable the receivable will not be recovered.

There was no customer that accounted for more than ten percent of the Company's consolidated net sales in 2004. Customers that accounted for more than ten percent of the Company's consolidated net sales during 2003 and 2002 are as follows:

	PERCENT OF SALES	
	2003	2002
Customer A	10%	11%
Customer B	8%	10%

Sales to customer A occurred in the Women's Sportswear, Men's Sportswear and Other Soft Goods segments. Sales to customer B occurred in the Women's Sportswear and Other Soft Goods segments.

(G) Inventories:
Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. The cost of inventory includes manufacturing or purchase cost as well as sourcing, pre-production, transportation, duty and other processing costs associated with acquiring, importing and preparing inventory for sale. Inventory costs are included in cost of products sold at the time of their sale. In addition to inventory costs, other costs included in cost of products sold are royalties for licensed brand names and distribution costs. Product development costs are expensed when incurred. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost.

(Dollars in thousands, except per share data)

Inventories consist of the following:

	2004	2003
Finished goods	**$258,867**	$240,856
Work in process	**36,352**	36,407
Raw materials	**36,383**	38,672
Total	**$331,602**	$315,935
Net of obsolescence reserves of	**$ 33,651**	$ 30,424

(H) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Depreciation is computed generally on the declining balance method over estimated useful lives of 15 to 40 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term, excluding renewal terms. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally 2 to 7 years. Depreciation expense was $27,152, $25,703, and $25,330 for 2004, 2003 and 2002, respectively. This includes computer software amortization of $8,149, $7,007 and $5,976 for 2004, 2003 and 2002, respectively.

(I) Impairment of Long-lived Assets:

The Company reviews long-lived assets and other intangibles with a finite life if facts and circumstances exist which indicate that the asset useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on undiscounted expected future cash flows. Impairment losses are recognized in operating results when discounted expected future cash flows are less than the carrying value of the asset.

(J) Goodwill and Other Intangible Assets:

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of identifiable net tangible and identifiable intangible assets acquired. Beginning in 2002, with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite-lived intangible assets were no longer amortized, but will be reviewed for impairment at least annually and if a triggering event were to occur in an interim period. Goodwill impairment is determined using a two-step process. The first step of the impairment test is used to identify potential impairment by comparing the fair value of a reporting unit to the book value, including goodwill. If the fair value of a reporting unit exceeds its book value, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not required. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit's goodwill with the book value of that goodwill. If the book value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The initial impairment evaluation was completed in the first quarter of 2002, and no impairment was indicated. The annual impairment testing is performed in the fourth quarter. In 2004, 2003 and 2002, no impairment was indicated. There were no triggering events that occurred during the year that required testing other than the annual test. This evaluation utilized discounted cash flow analysis and multiple analyses of the historical and forecasted operating results of the Company's reporting units. See Note 5 for more information on SFAS No. 142 and accounting for goodwill.

Identifiable intangible assets are valued and assigned lives based on independent appraisals. Identifiable intangible assets include trademarks, customer base, and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years. Impairment testing of these would occur if and when a triggering event occurs. There were no triggering events that occurred during the year.

(K) Derivative Instruments and Hedging Activities:

The Company periodically enters into forward currency exchange contracts to hedge its exposure to foreign currency fluctuations for purchases of certain inventories and sales of certain products. Company policy allows for the use of derivatives only for identifiable exposures, and therefore, the Company does not enter into derivative instruments for speculative purposes where the objective is to generate profits. Derivatives used by the Company have an initial term of less than one year. Management expects these derivatives to be highly effective in hedging the intended foreign currency fluctuation risks. As of January 29, 2005 and January 31, 2004 the Company's derivatives have been designated as hedges of variable cash flows of forecasted transactions. As such, the fair values of the derivatives have been recorded in the Consolidated Balance Sheet, with the offset recorded in other comprehensive income. The fair value of these derivatives on January 29, 2005 and January 31, 2004 was not material. The gain or loss related to these derivatives will be reclassified to earnings as the forecasted transactions take place between February 2005 and December 2005.

(L) Fair Value Disclosure for Financial Instruments:

The Company's financial instruments consist of cash equivalents, accounts receivable, notes receivable, notes payable, and long-term debt. For cash equivalents, accounts receivable, notes receivable and notes payable the carrying amount approximates fair value. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company's long-term debt has a market value that approximates its book value at January 29, 2005 and January 31, 2004.

(Dollars in thousands, except per share data)

(M) Foreign Currency Translation:

The financial statements of foreign subsidiaries are translated into United States dollars in accordance with SFAS No. 52, *Foreign Currency Translation*. Where the functional currency of a foreign subsidiary is its local currency, income statement items are translated at the average exchange rate for the period and balance sheet accounts are translated using period-end exchange rates. Gains and losses resulting from translation are reported as a separate component of other comprehensive income within shareowners' equity.

Where the local currency of a foreign subsidiary is not its functional currency, financial statements are translated at either current or historical exchange rates as appropriate. These adjustments, together with gains and losses on foreign currency transactions, are recognized in the income statement as incurred.

(N) Revenue Recognition:

Sales are recognized when goods are shipped in accordance with customer orders. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to the Company. Accrued discounts and allowances are included as an offset to accounts receivable in the balance sheet. The activity in the accrued discounts, returns and allowances account is summarized as follows:

	2004	2003	2002
Balance, beginning of year	$ 66,268	$ 60,575	$ 46,323
Acquisitions	–	5,200	1,502
Provision	169,790	149,935	116,468
(Charges)/Recoveries	(175,126)	(149,442)	(103,718)
Balance, end of year	$ 60,932	$ 66,268	$ 60,575

Amounts billed to customers for shipping and handling costs are not significant. The Company's stated terms are FOB shipping point. There is no stated obligation to customers after shipment, other than specifically set forth allowances or discounts that are accrued at the time of sale. The rights of inspection or acceptance contained in certain sales agreements are limited to whether the goods received by the Company's customers are in conformance with the order specifications.

(O) License Agreements:

The Company has exclusive license agreements to market apparel and other soft goods under trademarks owned by other parties. These agreements contain provisions for minimum guaranteed royalty and advertising payments based on anticipated sales. If the Company does not anticipate meeting the minimum sales amounts to satisfy the guaranteed minimum royalty and advertising amounts, the guaranteed minimum royalty and advertising amounts are accrued. In 2004, 2003 and 2002 sales of licensed products were approximately $548,000, $401,000 and $335,000, respectively. See Note 13 for additional discussion regarding commitments.

(P) Advertising:

The Company provides cooperative advertising allowances to certain of its customers. These allowances are accounted for as reductions in sales as discussed in "Revenue Recognition" above. In addition, the Company conducts advertising related to certain products it manufactures and sells. Production expense related to company-directed advertising is deferred until the first time at which the advertisement runs. Communication expense related to company-directed advertising is expensed as incurred. Company-directed advertising expense was $25,144 in 2004, $9,449 in 2003 and $6,325 in 2002. There were no significant amounts of production expenses associated with company-directed advertising deferred at January 29, 2005 and January 31, 2004.

(Q) Income Taxes:

Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes*.

(R) Stock-Based Compensation:

The Company has two stock-based employee compensation plans which are described more fully in Note 9. These plans are accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company has adopted the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. No stock-based employee compensation cost is reflected in the Consolidated Statement of Earnings, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

(Dollars in thousands, except per share data)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*.

	2004	2003	2002
Net earnings from continuing operations as reported	**$70,094**	$72,637	$41,263
Stock-based employee compensation expense determined under fair value-based method for all stock option awards, net of tax effect	**(3,710)**	(2,740)	(2,721)
Pro-forma net earnings from continuing operations	**$66,384**	$69,897	$38,542
Earnings per share from continuing operations:			
Basic, as reported	**$ 2.55**	$ 2.74	$ 1.68
Basic, pro-forma	**$ 2.41**	$ 2.64	$ 1.57
Diluted, as reported	**$ 2.50**	$ 2.68	$ 1.66
Diluted, pro-forma	**$ 2.37**	$ 2.58	$ 1.55

Further discussion of the methodology and key assumptions used in developing the option fair values, as well as other information regarding the option plans, is included in Note 9.

(S) Reclassifications:

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

(T) New Accounting Standards:

In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act contains a provision that allows a one-time 85% dividends received deduction on the repatriation of cash invested outside the U.S. above a defined base. The Company is evaluating this provision of the Act and analyzing the provisions as they apply to the Company. Until these items are analyzed and the Company develops a defined plan for the use of the funds, it is not possible to determine the amount of dividends the Company will repatriate to the U.S. or the impact on income taxes or the Company's effective tax rate.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payment* (SFAS No. 123R). This statement is effective for all interim and annual reporting periods beginning after June 15, 2005. SFAS No. 123R sets accounting requirements for "share-based" compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. The Company is currently evaluating the impact that this statement will have on the results of operations. The Company plans to adopt this statement under the modified prospective transition method, which will require the recording of stock option expense in the statement of earnings beginning on July 31, 2005, the first day of the third quarter of 2005. The Company believes the adoption of this statement will result in stock option expense of approximately $3,000 in the second half of 2005. The Company currently accounts for stock-based compensation under APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*.

Note 2. Business Combinations

On February 3, 2004 the Company completed the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm and Baby Phat brands. Phat is part of the Men's Sportswear segment. The Company believes Phat will add important labels to Kellwood's portfolio of brands. The purchase price (including acquisition costs) for Phat was $141,934 in cash. Included in this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25,000, which the Company exercised in February 2004. Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The additional consideration for 2004 is estimated at $3,330, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2004.

The Phat acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Phat are included in the consolidated financial statements from the acquisition date.

On February 4, 2003 the Company completed the acquisition of substantially all of the assets of Briggs New York Corp. (Briggs). Briggs is a leading provider of women's pants and skirts for the moderate market to department stores and national chains.

The purchase price (including acquisition costs) for Briggs was $133,823 in cash and 0.5 million shares of Kellwood common stock valued at $11,891. Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, will be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2,000 would be paid for each of the four years after the acquisition (fiscal 2003 through fiscal 2006). The amount of consideration increases

(Dollars in thousands, except per share data)

with increased levels of earnings. There is no maximum amount of incremental purchase price. The amount of consideration paid to Briggs based on their 2003 performance was $8,226 and was paid in the first quarter of 2004. This amount was accrued at January 31, 2004 and paid out during the first quarter of 2004. The additional consideration for 2004 is estimated at $8,209, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2004.

The Briggs acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Briggs are included in the consolidated financial statements from the acquisition date. Briggs is part of the Women's Sportswear Segment.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition and represents the final allocation of the purchase price.

	PHAT	BRIGGS
Cash	$ 5,437	$ 2,434
Other current assets	3,331	37,877
Property, plant & equipment	2,940	1,064
Intangible assets	89,340[1]	67,878[2]
Goodwill	48,060	54,493
Total assets acquired	149,108	163,746
Current liabilities	7,174	18,032
Net assets acquired	$141,934	$145,714

[1] Identified intangible assets related to the acquisition of Phat have been classified as trademarks ($86,290) and customer relationships ($3,050) with useful lives of 20 and 15 years, respectively, based on an independent appraisal. The amount of goodwill expected to be deductible for tax purposes is $48,060, not including increases related to earnouts.

[2] Identified intangible assets related to the acquisition of Briggs have been classified as trademarks ($32,011) and customer relationships ($35,867) with useful lives of 20 years each based on an independent appraisal. The amount of goodwill expected to be deductible for tax purposes is $54,493, not including increases related to earnouts.

On June 25, 2002 the Company completed the acquisition of Gerber Childrenswear, Inc. (Gerber). The Company believes that Gerber provides Kellwood with a platform for growth into the $25 billion children's apparel market. Gerber produces infant and toddler apparel under the Gerber® and Curity® licensed brand names, as well as under its own Onesies® label. Offerings include sleepwear, underwear, bedding and bath products, which are sold through mass-market, moderately priced and specialty channels of distribution.

The purchase price for Gerber was approximately $18,150 in cash, net of cash acquired of $50,890, and 2.3 million shares of Kellwood common stock valued at $68,185.

The Gerber acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Gerber are included in the consolidated financial statements from the acquisition date. Gerber's hosiery business is part of discontinued operations (see Note 3), and the children's apparel business is part of the Other Soft Goods Segment.

The Company's unaudited consolidated results of operations on a pro-forma basis for 2002 assuming the acquisitions of Briggs and Gerber had occurred at the beginning of 2002 are: net sales of $2,425,676, net earnings from continuing operations of $51,209 and diluted earnings per share from continuing operations of $1.95. These pro forma results are not necessarily indicative of the operating results that would have occurred had these acquisitions been consummated at the beginning of the year or of future operating results.

Note 3. Discontinued Operations

During the fourth quarter of 2003, the Company decided to discontinue their True Beauty by Emme® (True Beauty) operations. This included the termination of the related license agreement. The agreement was originally entered into during the second quarter of 2002. As such, the operations of True Beauty ceased in the fourth quarter of 2003 and have been accounted for as discontinued operations. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment.

On October 30, 2003, the Company finalized an agreement to sell their domestic and European hosiery (Hosiery) operations for $7,500 plus reimbursement of $2,800 for costs incurred by the Company in connection with the closure of certain facilities. As such, the operations of the Hosiery business are accounted for as discontinued operations. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment. The Hosiery operations were acquired in June 2002 as part of the Company's acquisition of Gerber (see Note 2).

For 2004, there was no operating activity for the discontinued operations. In addition, at January 29, 2005 and January 31, 2004 there were no significant assets or liabilities remaining related to the discontinued operations. Operating results for 2003 and 2002 for the True Beauty and Hosiery operations are as follows:

FISCAL YEAR ENDED	1/31/04			2/1/03		
	HOSIERY	TRUE BEAUTY	TOTAL	HOSIERY	TRUE BEAUTY	TOTAL
Net sales	$43,968	$ 7,154	$ 51,122	$34,773	$3,382	$38,155
Earnings (loss) before income taxes	(8,374)	(4,178)	(12,552)	1,585	264	1,849
Income taxes	(9,413)	(1,587)	(11,000)	1,002	100	1,102
Net earnings (loss)	$ 1,039	$(2,591)	$ (1,552)	$ 583	$ 164	$ 747

(Dollars in thousands, except per share data)

In connection with the sale of the Hosiery business, an after-tax gain of approximately $2,580 was recorded and included in discontinued operations. The income tax benefit recognized in 2003 includes the benefit from a higher tax basis in the Hosiery operation's assets than that recorded for book purposes.

Note 4. Facilities Realignment Costs

In 2002 the Company decided to implement realignment actions, including the closing of certain domestic warehousing and Latin American production facilities and the discontinuance of a licensing agreement. The realignments included the closing of five warehouse operations and six manufacturing facilities and were anticipated to result in a reduction of employment by approximately 1,900, primarily production and warehousing personnel. These actions impacted 2002 earnings by $14,987 before tax ($9,697 after tax, or $.39 per share). These costs included $2,901 recorded in cost of products sold and $12,086 recorded as a provision for business and facilities realignment.

Through January 29, 2005 these realignment actions resulted in the Company closing five warehouse operations and four manufacturing facilities, reducing employment and terminating a license agreement. The costs related to those actions include employee severance, vacant facilities costs, and other cash realignment costs including minimum royalties and customer markdowns on a discontinued license agreement. The asset impairments related primarily to fixed assets that are no longer being used and that have been reduced to estimated fair value less cost to sell. During 2004, the Company completed all realignment actions, and the amounts originally provided have been reduced to $0 as detailed in the table below:

	AMOUNT PROVIDED	AMOUNT UTILIZED	REVERSALS/ PROVISION
Employee severance	$ 3,170	$3,103	$ 67
Vacant facilities costs	3,838	3,729	109
Other cash realignment costs	1,915	2,158	(243)
Total realignment, excluding non-cash	$ 8,923	$8,990	$ (67)
Asset impairments	6,064		
Total realignment costs	$14,987		

In connection with the Gerber acquisition the Company made the decision to implement certain realignment actions within the acquired operations. These realignments included the closing of one warehouse operation, the closing of four manufacturing facilities and the downsizing of two domestic manufacturing facilities and were anticipated to result in a reduction of employment by approximately 1,350, primarily production and warehousing personnel. The estimated costs of these actions were accrued in the opening balance sheet and did not impact 2002 earnings. Through January 29, 2005, the Company has closed the warehouse operation and two of the four manufacturing plants and completed the downsizing of the two domestic manufacturing facilities, resulting in a reduction of employment of approximately 520. The Company decided that it would not close the third of the four manufacturing facilities that was originally planned to be closed. The last of the four manufacturing facilities was one of the two facilities in Ireland that made up the European Hosiery operations. This facility was not closed as part of the acquisition implementation but instead is part of the discontinuance of the European Hosiery operations discussed in Note 3. As a result of the changes in plans for the third and fourth manufacturing facilities, the accruals of $3,331 for severance related to those closings were reversed to the opening balance sheet in fiscal 2003. During 2004, the Company completed all realignment activities associated with the Gerber acquisition with the unutilized remaining reserves of $953 being reversed to goodwill. The amounts originally provided have been reduced to $0 as detailed in the table below:

	AMOUNT ORIGINALLY PROVIDED	AMOUNT UTILIZED	REVERSALS	DISCONTINUED OPERATIONS
Employee severance	$4,789	$1,422	$3,367	$ –
Vacant facilities costs	2,874	1,562	917	395
Total realignment	$7,663	$2,984	$4,284	$395

(Dollars in thousands, except per share data)

Note 5. Goodwill and Intangible Assets

Goodwill balances and changes therein since the beginning of 2003 by segment are as follows:

	WOMEN'S SPORTSWEAR	MEN'S SPORTSWEAR	OTHER SOFT GOODS	TOTAL
Balance as of February 1, 2003	$ 65,899	$ –	$36,325	$102,224
Acquisition of Briggs	54,493	–	–	54,493
Purchase price allocation adjustments	287	–	76	363
Contingent purchase price – Briggs	8,438	–	–	8,438
Balance as of January 31, 2004	129,117	–	36,401	165,518
Acquisition of Phat	–	48,060	–	48,060
Gerber realignment reserve reversal	–	–	(953)	(953)
Contingent purchase price – Briggs	7,997	–	–	7,997
Contingent purchase price – Phat	–	3,330	–	3,330
Other	–	–	30	30
Balance as of January 29, 2005	**$137,114**	**$51,390**	**$35,478**	**$223,982**

Identifiable intangible assets that are being amortized are as follows:

	LIFE [1] (YEARS)	GROSS AMOUNT	ACCUMULATED AMORTIZATION	NET BOOK VALUE
As of January 29, 2005:				
Customer base	18	$ 71,546	$15,857	$ 55,689
Trademarks	19	139,808	14,739	125,069
License agreements	19	13,931	4,139	9,792
Other	12	5,965	4,557	1,408
Total intangibles	19	$231,250	$39,292	$191,958
As of January 31, 2004:				
Customer base	18	$68,496	$11,244	$ 57,252
Trademarks	18	53,518	7,452	46,066
License agreements	19	13,931	2,949	10,982
Other	12	5,938	4,136	1,802
Total intangibles	18	$141,883	$25,781	$116,102

[1] Weighted Average.

Amortization of identifiable intangible assets was $13,434 for 2004, $9,532 for 2003, and $5,775 for 2002. The $3,902 increase in amortization in 2004 from 2003 is due to the identifiable intangible assets related to Phat. The $3,757 increase in amortization in 2003 from 2002 is due to the identifiable intangible assets for Briggs and a full-year of amortization related to the Gerber identifiable intangible assets. Amortization expense for the years 2005 to 2008 is expected to be approximately $13,500 per year.

(Dollars in thousands, except per share data)

Note 6. Notes Payable and Long-Term Debt

Notes Payable:

On October 20, 2004, the Company executed a $400,000 five-year unsecured, syndicated credit facility (the Credit Agreement). The Credit Agreement can be used for borrowings and/or letters of credit. Borrowings under the Credit Agreement bear interest at LIBOR plus a spread ranging from .60% to 1.25% with such spread depending on the Company's leverage ratio. The Credit Agreement contains certain customary covenants, which, among other things, restrict the Company's ability to incur indebtedness, grant liens, make investments and acquisitions and sell assets. The financial covenants of the Credit Agreement include requirements that the Company satisfy an interest coverage ratio and leverage ratio and a net worth maintenance covenant. It is not expected that any of these provisions will restrict the Company from normal operations. The Credit Agreement replaces the Company's previous agreement, dated April 30, 2002, that was set to expire in May 2005.

At January 29, 2005, there were no borrowings outstanding under this facility. Letters of credit outstanding under the agreement were $59,803. In addition to this facility, the Company has $1,540 in outstanding letters of credit used by its foreign subsidiaries.

During 2004 the highest level of borrowings under all lines was $101,000 ($52,362 for 2003). The average daily short-term borrowings for 2004 were $19,155 ($7,343 for 2003), and the weighted average interest rate was 2.4% (2.9% for 2003).

Long-Term Debt:

	1/29/05	1/31/04
3.50% 2004 Convertible Debentures due June 15, 2034	**$200,000**	$ –
7.625% 1997 Debentures due October 15, 2017	**129,520**	129,449
7.875% 1999 Debentures due July 15, 2009	**140,132**	140,051
Private placement notes, maturing 2005, 6.9%	**–**	4,444
Capital lease obligations, 6-8%	**154**	657
Other	**–**	19
	469,806	274,620
Less current maturities	**(149)**	(2,743)
	$469,657	$271,877

Aggregate maturities on long-term debt for the next five years are as follows: 2005 – $149; 2006 – $5; 2007 – $0; 2008 – $0; 2009 – $140,132; 2010 & thereafter – $329,520.

During 2004 the Company paid off the private placement notes that were set to expire in 2005.

During the second quarter of 2004, the Company privately placed $200,000 of 3.50% Convertible Senior Debentures due 2034. The debentures are convertible into shares of Kellwood's common stock at an initial conversion rate of 18.7434 shares per one thousand dollars original principal amount of debentures (which is equivalent to an initial conversion price of $53.35 per share) if the last reported sale price of the common stock is greater than or equal to $70.05 per share for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. The holders may also convert the debentures into shares of Kellwood common stock prior to the stated maturity if the Company calls the debentures for redemption and under certain other circumstances. In July 2004, the Company irrevocably elected to satisfy in cash (in lieu of issuance of stock) 100% of the accreted principal amount of debentures converted. The Company may still satisfy the remainder of its conversion obligation to the extent it exceeds the accreted principal amount in cash or common stock or any combination thereof.

The debentures accrue interest at an annual rate of 3.50%, payable semi-annually until June 15, 2011. After June 15, 2011 interest will not be paid, but instead the recorded value of the bonds will increase until maturity. At maturity, the holder will receive the accreted principal amount which will be equal to the original principal amount of one thousand dollars per debenture plus the accreted interest.

The debentures will mature on June 15, 2034, unless earlier converted, redeemed or repurchased by the Company. The Company may redeem some or all of the debentures for cash, at any time and from time to time, on or after June 20, 2011 at a redemption price equal to 100% of the accreted principal amount of the debentures to be redeemed, plus accrued and unpaid interest. Holders have the right to require the Company to repurchase some or all of the debentures for cash at a repurchase price equal to 100% of the accreted principal amount of the debentures to be repurchased, plus accrued and unpaid interest on June 15, 2011, June 15, 2014, June 15, 2019, June 15, 2024 and June 15, 2029, or if the Company undergoes a fundamental change as defined in the debentures agreement. The Company intends to use the net proceeds from the offering for general corporate purposes, which may include future acquisitions.

A Singaporean shirt manufacturing joint venture 50% owned by the Company has a $5,300 credit facility. The Company has guaranteed one half of the borrowings under this facility. At January 29, 2005, $2,673 was outstanding under this facility.

(Dollars in thousands, except per share data)

Note 7. Leases

The Company leases substantially all of its office space, certain distribution facilities, retail outlet stores, and certain machinery and equipment under operating leases having remaining terms ranging up to 9 years, excluding renewal terms. Rent under leases with scheduled rent changes or lease concessions is recorded on a straight-line basis over the lease term. Rent expense under all operating leases for 2004 totaled $37,234 ($38,241 for 2003, and $34,781 for 2002).

The future minimum lease payments under capital and operating leases at January 29, 2005 were as follows:

	CAPITAL	OPERATING
2005	$154	$ 30,375
2006	5	26,871
2007	–	23,571
2008	–	14,780
2009	–	9,148
Thereafter	–	10,344
Total minimum lease payments	$159	$115,089
Less amount representing interest	(5)	
Present value of net minimum lease payments	$154	

Minimum operating lease payments were not reduced for future minimum sublease rentals of $936.

Note 8. Retirement Benefits

Various contributory and/or noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense includes the following:

	2004	2003	2002
Defined contribution plans	**$5,959**	$5,587	$6,378
Single-employer defined benefit plans	**1,815**	862	1,308
Multi-employer defined benefit plan	**333**	512	941
Total retirement benefits expense	**$8,107**	$6,961	$8,627

Defined Contribution Plans:

The Company maintains the Kellwood Company Retirement Plan (the 401(k) Plan) under Section 401(k) of the Internal Revenue Code. Full-time employees, or part-time employees working a minimum of 20 hours per week, over the age of 21 are eligible to participate in the 401(k) Plan after reaching the first of the month following their one month anniversary of continuous employment. The 401(k) Plan includes an employer contribution of an amount equal to 100% of the first 3% of an employee's contribution and 50% of the next 2% of an employee's contribution. Under the terms of the 401(k) Plan, a participant is 100% vested in the matching contributions immediately.

The Company's Smart Shirts subsidiary in Hong Kong maintains the Mandatory Provident Fund (MPF). Both employer and employee contribute 5% of the employee's gross salary, which is subject to a maximum.

Single-Employer Defined Benefit Plans:

The Company's Smart Shirts subsidiary maintains a defined benefit plan for certain of its employees. This plan was closed to new hires after December 1, 2000.

The Company's Gerber subsidiary maintains a defined benefit plan for certain of its employees; this plan was frozen effective December 2002.

The Company is using a December 31 measurement date for these plans.

Summarized information on the Company's single-employer defined benefit plans (Gerber and Smart Shirts) is as follows:

	2004	2003	2002
Components of Net Periodic Pension Cost:			
Service cost	**$ 903**	$ 550	$ 982
Interest cost	**2,742**	2,361	1,643
Expected return on plan assets	**(2,173)**	(2,112)	(1,444)
Amortization of prior service costs and actuarial losses	**343**	63	127
Net periodic pension cost	**$ 1,815**	$ 862	$ 1,308

The weighted average key actuarial assumptions used to determine:

Benefit obligations:			
Discount rate	5.8%	6.0%	6.3%
Expected long-term rate of return on plan assets	6.8%	6.6%	7.3%
Net periodic benefit cost:			
Discount rate	6.0%	6.3%	6.3%
Expected long-term rate of return on plan assets	6.6%	7.3%	7.3%
Rate of compensation increases	3.0%	2.8%	4.5%

(Dollars in thousands, except per share data)

The market assumptions for the defined benefit plans are developed using several approaches, including an analysis of historical returns, developing an inflation expectation and real return risk premiums over inflation for each asset class, and developing returns based on the drivers of return for each asset class.

	2004	2003
Change in Projected Benefit Obligation:		
Projected benefit obligation, beginning of year	$40,125	$39,896
Service cost	1,423	885
Interest cost	2,742	2,361
Actuarial (gain) loss	1,311	(447)
Benefits paid	(4,478)	(2,570)
Projected benefit obligation, end of year	$41,123	$40,125
Change in Plan Assets:		
Fair value of plan assets, beginning of year	$30,422	$27,238
Actual return on plan assets	3,981	3,255
Employer contributions	1,764	2,184
Employee contributions	465	315
Benefits paid	(4,478)	(2,570)
Fair value of plan assets, end of year	$32,154	$30,422

	1/29/2005	1/31/2004
Reconciliation of funded status to prepaid pension cost:		
Funded Status - Plan assets in excess of projected benefit obligation	$ (8,969)	$ (9,703)
Unamortized prior service costs	31	44
Unrecognized actuarial losses	22	793
Accrued pension costs	$ (8,916)	$ (8,866)

Amounts recognized in the consolidated balance sheet consist of the following:

	1/29/2005	1/31/2004
Prepaid pension costs	$ -	$ -
Accrued pension cost	(10,367)	(11,161)
Accumulated other comprehensive income	1,451	2,295
Net amount recognized	$ (8,916)	$ (8,866)

The decrease in the minimum liability included in other comprehensive income in 2004 was $844 (an increase of $1,458 for 2003). The accumulated benefit obligation for all defined benefit pension plans was $39,187 and $38,745 at January 29, 2005 and January 31, 2004, respectively. The Smart Shirts pension plan had an accumulated benefit obligation in excess of plan assets as follows:

	SMART SHIRTS	
	1/29/2005	1/31/2004
Projected benefit obligation	$10,457	$9,935
Accumulated benefit obligation	8,521	8,555
Fair value of plan assets	7,197	6,743

The weighted average asset allocations for each of the Company's pension plans by asset category are as follows:

	GERBER PLAN ASSETS		SMART SHIRTS PLAN ASSETS	
ASSET CATEGORY	2004	2003	2004	2003
Equity securities	71%	70%	41%	28%
Debt securities	28%	29%	57%	71%
Other	1%	1%	2%	1%
	100%	100%	100%	100%

Gerber's retirement assets are invested in a series of broadly diversified asset class specific portfolios. Assets are allocated to these funds in accordance with the strategic target allocation as follows: equity of 67%, debt of 30% and cash of 3%. Smart Shirts investment policies are to maintain solvency for the future, establish an overall average company contribution rate and ensure the ability to pay short-term distributions. The target allocations for the Smart Shirts plan assets are 30 – 40% in equities with a minimal balance in cash and the remainder of the assets in bonds.

The Company expects to contribute approximately $690 to their pension plans during 2005.

The Plans expect to make payments ranging from $2,300 to $3,100 for the next five years and payments totaling $17,700 for the years 2010 through 2014.

Multi-Employer Defined Benefit Plan:

Certain of the Company's subsidiaries make contributions to a multi-employer defined benefit plan on behalf of their participating employees. The plan administrator estimates that if the Company were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $4,754 as of December 31, 2003, the date of the most recent actuarial valuation report.

(Dollars in thousands, except per share data)

Note 9. Stock Plans

The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. There was no expense recorded under these plans for 2004 ($4,505 for 2003 and $2,906 for 2002). At January 29, 2005, there were 983,968 shares available to be granted under these plans to qualified employees.

Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At January 29, 2005, 214 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from August 24, 2005 to June 4, 2014 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), utilized in the disclosures contained in Note 1 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected option life	**6 years**	6 years	6 years
Risk-free interest rate	**3.0%**	2.6%	5.1% to 5.3%
Expected volatility of Kellwood stock	**36.8%**	37.7%	37.3%
Expected dividend yield on Kellwood stock	**1.5%**	2.1% to 2.6%	2.5%

The weighted-average grant date fair value of options granted was $14.58 for 2004, $7.56 for 2003 and $8.51 for 2002. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

(SHARES IN 000'S)	**2004**		2003		2002	
	OPTIONS	**EXERCISE PRICE [1]**	OPTIONS	EXERCISE PRICE [1]	OPTIONS	EXERCISE PRICE [1]
Beginning Balance	**2,930**	**$23.98**	3,312	$23.25	3,097	$22.35
Granted	**610**	**42.37**	573	25.15	689	25.57
Exercised	**(792)**	**23.50**	(798)	21.87	(388)	20.29
Forfeited or expired	**(115)**	**26.68**	(157)	23.54	(86)	22.88
Ending Balance	**2,633**	**$28.26**	2,930	$23.98	3,312	$23.25
Exercisable at Year-end	**1,048**	**$24.15**	1,354	$24.11	1,702	$23.12

Options outstanding and exercisable at January 29, 2005 include the following:

(SHARES IN 000'S)	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF PRICES	REMAINING LIFE [1]	OPTIONS	EXERCISE PRICE [1]	OPTIONS	EXERCISE PRICE [1]
$16.13 – 16.97	4.8 years	225	$16.86	139	$16.80
$20.31 – 29.67	5.9 years	1,661	24.37	759	23.86
$32.28 – 36.00	3.3 years	150	32.38	150	32.38
$42.31 – 42.37	9.1 years	597	42.37	–	N/A
$16.13 – 42.37	6.4 years	2,633	$28.26	1,048	$24.15

[1] Weighted Average

(Dollars in thousands, except per share data)

On March 10, 2005, the Company's Board of Directors approved an acceleration of the exercisability of all unvested portions of stock options granted to employees and executive officers on March 4, 2004, pursuant to the Kellwood Company 1995 Omnibus Incentive Stock Plan. These options have an exercise price greatly in excess of current stock price (are underwater), and are not fully achieving the original objective of incentive compensation. Management believes that the acceleration will have a positive effect on employee and executive officer morale, retention and perception of option value. In addition, the acceleration eliminates future compensation expense the Company would otherwise recognize in its income statement with respect to these options once FASB Statement No. 123R (Share-Based Payment) becomes effective in 2005. Due to the significant difference between the current stock price and the option exercise price, it is unlikely that the expense otherwise required will accurately reflect compensation received. The Company does not view acceleration of the ability to exercise as a grant of a substantive additional financial benefit to the option holder.

There are approximately 455,000 unvested options, having an exercise price of $42.37 per share subject to this acceleration (approximately 100,000 of these options are held by the executive officers). These options would have vested over the next four years at a rate of 25% per year. This acceleration of vesting approved by the Board of Directors is effective as of March 10, 2005. The maximum future pre-tax expense which would have been recognized subsequent to the adoption of FASB Statement No. 123R on August 1, 2005 is approximately $6.1 million (of which approximately $1.4 million is attributable to options held by executive officers). This amount will instead be reflected in pro forma footnote disclosure to the first quarter 2005 financial statements, which is in accordance with FASB Statement No. 123.

Note 10. Capital Stock

The reported outstanding shares of common stock have been reduced by treasury stock totaling 6,402,435 shares at January 29, 2005 (6,690,299 shares at January 31, 2004).

Authorized capital includes 500,000 shares of preferred stock, none of which have been issued.

Nonvoting share purchase rights, exercisable only upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock (160,000 shares reserved) or, under certain conditions, common shares at prices specified in the rights agreement. None of the rights were exercisable as of January 29, 2005.

In September 2000 the Board of Directors authorized the Company to repurchase up to an additional ten percent of the outstanding shares of its Common Stock (up to approximately 2.27 million shares) in the open market or through privately negotiated transactions at management's discretion and depending on market conditions. Any purchases pursuant to this authorization will be financed out of the Company's cash resources. As discussed in Note 6, certain debt covenants may limit purchases under this authorization. No purchases have been made pursuant to this authorization nor are any planned at this point in time.

Note 11. Income Taxes

	2004	2003	2002
The provision for income taxes consists of:			
Current:			
Domestic:			
Federal	**$ 12,257**	$ 33,941	$11,381
State	**662**	2,702	977
Foreign	**4,973**	4,235	3,504
Total current provision for income taxes	**17,892**	40,878	15,862
Deferred (primarily federal)	**18,621**	(3,040)	5,736
Total provision for income taxes	**$ 36,513**	$ 37,838	$21,598
The sources of income before income taxes are:			
United States	**$ 79,983**	$ 83,292	$37,447
Foreign	**26,624**	27,183	25,414
Kellwood total	**$106,607**	$110,475	$62,861

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	2004	2003	2002
Statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**1.4**	1.4	1.4
Foreign tax rate differential and other	**(2.1)**	(2.1)	(2.1)
	34.3%	34.3%	34.3%

Deferred income tax liabilities and assets consisted of the following:

	1/29/05	1/31/04
Employee related costs	**$ 10,231**	$ 13,286
Depreciation and amortization	**(19,620)**	(11,381)
Allowance for asset valuations	**22,920**	27,077
Other	**(9,390)**	(8,286)
Net deferred income tax assets / (liabilities)	**$ 4,141**	$ 20,696
Included in:		
Current deferred taxes and prepaid expenses	**$ 33,964**	$ 44,546
Deferred income taxes and other	**(29,823)**	(23,850)
Net deferred income tax assets / (liabilities)	**$ 4,141**	$ 20,696

(Dollars in thousands, except per share data)

The other deferred tax liability shown above consists substantially of deferred tax liabilities for undistributed foreign earnings not considered to be permanently invested, partially offset by deferred tax assets for accrued expenses not deductible until paid.

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are currently expected to be permanently reinvested abroad. Undistributed foreign earnings that we currently consider to be permanently reinvested abroad totaled approximately $63,600 through January 29, 2005.

Note 12. Earnings per Share

Earnings per share have been calculated as follows:

	2004	2003	2002
Numerators:			
Net earnings from continuing operations	**$70,094**	$72,637	$41,263
Net earnings from discontinued operations	**–**	(1,552)	747
Net earnings	**$70,094**	$71,085	$42,010
Denominators (000's):			
Average shares outstanding – Basic	**27,504**	26,499	24,564
Impact of stock options	**535**	601	308
Average shares outstanding – Diluted	**28,039**	27,100	24,872
Continuing operations	**$ 2.55**	$ 2.74	$ 1.68
Discontinued operations	**–**	(.06)	.03
Basic Earnings Per Share	**$ 2.55**	$ 2.68	$ 1.71
Continuing operations	**$ 2.50**	$ 2.68	$ 1.66
Discontinued operations	**–**	(.06)	.03
Diluted Earnings Per Share	**$ 2.50**	$ 2.62	$ 1.69

The calculation of diluted earnings per share excludes the impact of the contingent convertible debt and 601,000 stock options in 2004 and 350,000 stock options in 2002 because to include them would have been antidilutive.

Note 13. Commitments and Contingencies

The Company is currently party to various legal proceedings. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties.

The Company has exclusive license agreements to market apparel under trademarks owned by other parties. These include Calvin Klein® and IZOD® for women's sportswear, Def Jam™ for men's and women's sportswear, Liz Claiborne® for women's dresses and suits and XOXO® for junior's sportswear and dresses. These agreements contain provisions for minimum royalty and advertising payments based on anticipated sales in future periods. In 2004 the royalty and advertising expense for these agreements totaled $28,182 and $13,242, respectively ($18,941 and $2,231 in 2003 and $12,335 and $674 in 2002).

Detail of the future minimum payments for all license agreements is as follows:

	ROYALTIES	ADVERTISING
2005	$19,390	$ 8,880
2006	23,858	8,318
2007	19,111	7,165
2008	13,612	6,306
2009	50	–
Thereafter	50	–
Total	$76,071	$30,669

Note 14. Industry Segment and Geographic Area Information

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industries. The Company's operations are managed in a number of business units that are organized around individual product lines and brands. These business units are aggregated into three major consumer market product groupings along with General Corporate, which represent the Company's reportable segments. These segments are:

□ **Women's Sportswear** designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. The product line includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants, and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines – upper price point women's sportswear sold principally to small specialty stores, department stores and catalog houses. A partial list of such brands are Sag Harbor®, Koret®, Jax®, David Dart®, Dorby™, My Michelle®, Briggs New York®, Northern Isles® and David Brooks®. Calvin Klein®, XOXO®, IZOD®, Liz Claiborne® Dresses and Suits, David Meister™ and Bill Burns® are produced under licensing agreements.

(Dollars in thousands, except per share data)

□ **Men's Sportswear** designs, manufactures and sells men's woven and knit shirts, pants and jeans sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Slates® business casual shirts, sweaters and tops, Nautica®, Claiborne® and Dockers® dress shirts and Phat Farm®, Def Jam University™ and Run Athletics™ sportswear.

□ **Other Soft Goods** designs, merchandises and sells intimate apparel, infant apparel, and recreation products (tents, sleeping bags, backpacks and related products). The business is primarily branded goods including Kelty® and Sierra Design® for recreation products, Gerber® for infant apparel and Oscar de la Renta Pink Label® for intimate apparel.

□ **General Corporate** includes general and administrative expenses at the corporate level that are not allocated to the above segments.

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment earnings for the three major consumer market product segments includes substantially all of the segment's costs of production, distribution and administration.

Segment net assets measures net working capital, net fixed assets and other noncurrent assets and liabilities of each segment. Goodwill, net intangibles and certain corporate assets, including capitalized software and debt and cash balances, are accounted for at the corporate level and as a result are included in the General Corporate segment net assets. Amortization of intangibles is accounted for at the corporate level and is not allocated to the segments. Capital expenditures exclude the cost of long-lived assets included in acquisitions accounted for under purchase accounting.

	2004	2003	2002
Net sales:			
Women's Sportswear	**$1,495,207**	$1,406,296	$1,313,407
Men's Sportswear	**638,974**	495,193	395,452
Other Soft Goods	**421,523**	444,992	457,695
Kellwood net sales	**$2,555,704**	$2,346,481	$2,166,554
Segment earnings:[1]			
Women's Sportswear	**$ 105,973**	$ 112,541	$ 101,772
Men's Sportswear	**62,860**	46,332	36,207
Other Soft Goods	**20,862**	26,787	15,985
General Corporate	**(45,918)**	(43,384)	(46,045)
Total segments	**143,777**	142,276	107,919
Amortization of intangible assets	**13,434**	9,532	5,775
Provision for realignment[2]	**-**	–	12,086
Interest expense, net	**25,856**	24,674	25,764
Other (income) and expense, net	**(2,120)**	(2,405)	1,433
Earnings before income taxes	**$ 106,607**	$ 110,475	$ 62,861

	2004	2003	2002
Net assets at end of year:			
Women's Sportswear	**$298,638**	$280,197	$282,625
Men's Sportswear	**208,098**	181,671	154,230
Other Soft Goods	**96,248**	82,061	138,294
General Corporate	**119,092**	101,786	(29,383)
Continuing operations	**722,076**	645,715	545,766
Discontinued operations	**(1,100)**	(2,333)	13,353
Kellwood total	**$720,976**	$643,382	$559,119
Capital expenditures:			
Women's Sportswear	**$ 5,094**	$ 7,379	$ 2,049
Men's Sportswear	**12,165**	5,989	6,640
Other Soft Goods	**1,498**	812	794
General Corporate	**8,679**	7,583	5,021
Continuing operations	**27,436**	21,763	14,504
Discontinued operations	**-**	(6)	6
Kellwood total	**$ 27,436**	$ 21,757	$ 14,510
Depreciation expense:			
Women's Sportswear	**$ 6,977**	$ 6,771	$ 7,632
Men's Sportswear	**8,340**	7,928	7,831
Other Soft Goods	**2,688**	3,181	3,007
General Corporate	**9,147**	7,823	6,860
Continuing operations	**27,152**	25,703	25,330
Discontinued operations	**-**	627	839
Kellwood total	**$ 27,152**	$ 26,330	$ 26,169

[1] Realignment costs included in segment earnings above for 2002 were $673 for Women's Sportswear, $339 for Men's Sportswear and $1,889 for Other Soft Goods.

[2] For 2002 the provision for realignment relates to the segments as follows: $5,900 for Women's Sportswear, $1,503 for Men's Sportswear and $4,683 for Other Soft Goods.

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Approximately $26,677 of the Company's net property, plant and equipment is located in Asia.

(Dollars in thousands, except per share data)

Note 15. Condensed Consolidating Financial Information

On March 15, 2005, certain of the Company's subsidiaries became guarantors of the Company's public debt. Each subsidiary guarantor is wholly owned by the Company and organized in the United States. All guarantees are full and unconditional. Non-guarantors primarily consist of subsidiaries of the Company, which are organized outside the United States. The following condensed consolidating statements of earnings, balance sheets and statements of cash flows have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information.

Condensed Consolidating Statement of Earnings
Year Ended January 29, 2005

	KELLWOOD COMPANY (PARENT)	SUBSIDIARY GUARANTORS	SUBSIDIARY NON-GUARANTORS	CONSOLIDATING ADJUSTMENTS	CONSOLIDATED TOTAL
Net sales	$1,440,895	$935,775	$576,609	$(397,575)	$2,555,704
Costs and expenses:					
Cost of products sold	1,184,529	716,594	502,832	(396,257)	2,007,698
SG&A	219,631	137,647	48,269	(1,318)	404,229
Amortization of intangible assets	1,872	11,523	39	–	13,434
Interest expense, net	26,105	(951)	702	–	25,856
Intercompany interest expense, net	3,867	(3,867)	–	–	–
Other (income) and expense, net	(142)	278	(2,256)	–	(2,120)
Intercompany other (income)/expense, net	41,758	(41,758)	–	–	–
Earnings before income taxes	(36,725)	116,309	27,023	–	106,607
Income taxes	(13,051)	41,334	8,230	–	36,513
Equity in earnings of subsidiaries	93,768	(688)	–	(93,080)	–
Net earnings from continuing operations	70,094	74,287	18,793	(93,080)	70,094
Net earnings (loss) from discontinued operations, net of tax	–	–	–	–	–
Net earnings	$ 70,094	$ 74,287	$ 18,793	$ (93,080)	$ 70,094

Condensed Consolidating Statement of Earnings
Year Ended January 31, 2004

	KELLWOOD COMPANY (PARENT)	SUBSIDIARY GUARANTORS	SUBSIDIARY NON-GUARANTORS	CONSOLIDATING ADJUSTMENTS	CONSOLIDATED TOTAL
Net sales	$1,227,175	$962,565	$456,072	$(299,331)	$2,346,481
Costs and expenses:					
Cost of products sold	1,008,377	764,340	378,168	(299,331)	1,851,554
SG&A	182,300	120,215	50,136	–	352,651
Amortization of intangible assets	2,392	7,096	44	–	9,532
Interest expense, net	24,817	(1,430)	1,287	–	24,674
Intercompany interest expense, net	6,974	(6,974)	–	–	–
Other (income) and expense, net	(1,152)	(286)	(967)	–	(2,405)
Intercompany other (income)/expense, net	48,788	(48,788)	–	–	–
Earnings before income taxes	(45,321)	128,392	27,404	–	110,475
Income taxes	(16,700)	47,311	7,227	–	37,838
Equity in earnings of subsidiaries	102,452	(572)	–	(101,880)	–
Net earnings from continuing operations	73,831	80,509	20,177	(101,880)	72,637
Net earnings (loss) from discontinued operations, net of tax	(1,552)	–	–	–	(1,552)
Net earnings	$ 72,279	$ 80,509	$ 20,177	$(101,880)	$ 71,085

(Dollars in thousands, except per share data)

Condensed Consolidating Statement of Earnings
Year Ended February 1, 2003

	KELLWOOD COMPANY (PARENT)	SUBSIDIARY GUARANTORS	SUBSIDIARY NON-GUARANTORS	CONSOLIDATING ADJUSTMENTS	CONSOLIDATED TOTAL
Net sales	$1,200,890	$783,746	$341,407	$ (159,489)	$2,166,554
Costs and expenses:					
Cost of products sold	999,242	627,983	265,824	(159,489)	1,733,560
SG&A	171,185	104,034	49,856	–	325,075
Amortization of intangible assets	2,108	3,038	629	–	5,775
Provision for business and facilities realignment	10,181	1,905	–	–	12,086
Interest expense, net	25,370	(1,106)	1,500	–	25,764
Intercompany interest expense, net	7,558	(7,558)	–	–	–
Other (income) and expense, net	(2,121)	3,799	(245)	–	1,433
Intercompany other (income)/expense, net	43,002	(43,002)	–	–	–
Earnings before income taxes	(55,635)	94,653	23,843	–	62,861
Income taxes	(20,546)	34,955	7,189	–	21,598
Equity in earnings of subsidiaries	76,926	(4,156)	–	(72,770)	–
Net earnings from continuing operations	41,837	55,542	16,654	(72,770)	41,263
Net earnings (loss) from discontinued operations, net of tax	747	–	–	–	747
Net earnings	$ 42,584	$ 55,542	$ 16,654	$ (72,770)	$ 42,010

Condensed Consolidating Balance Sheet
January 29, 2005

ASSETS	KELLWOOD COMPANY (PARENT)	SUBSIDIARY GUARANTORS	SUBSIDIARY NON-GUARANTORS	CONSOLIDATING ADJUSTMENTS	CONSOLIDATED TOTAL
Current Assets:					
Cash and cash equivalents	$ 226,294	$ 3,278	$ 31,823	$ –	$ 261,395
Receivables, net	85,408	274,890	21,399	–	381,697
Inventories	182,270	80,553	68,779	–	331,602
Current deferred taxes and prepaid expenses	47,262	3,525	4,433	–	55,220
Total current assets	541,234	362,246	126,434	–	1,029,914
Property, plant and equipment, net	50,862	14,045	30,900	–	95,807
Intercompany (payable) receivable	(940,581)	859,671	80,910	–	–
Intangible assets, net	10,908	181,050	–	–	191,958
Goodwill	5,344	218,638	–	–	223,982
Investments in subsidiaries	1,391,231	245	–	(1,391,476)	–
Other assets	28,200	2,828	5,613	–	36,641
Total assets	$1,087,198	$1,638,723	$243,857	$(1,391,476)	$1,578,302
LIABILITIES AND SHAREOWNERS' EQUITY					
Current liabilities:					
Current portion of long-term debt	$ –	$ 149	$ –	$ –	$ 149
Accounts payable	97,286	50,952	27,614	–	175,852
Other accrued expenses	75,417	34,531	24,198	–	134,146
Total current liabilities	172,703	85,632	51,812	–	310,147
Long-term debt	469,652	5	–	–	469,657
Deferred income taxes and other	63,530	13,842	150	–	77,522
Shareowners' equity	381,313	1,539,244	191,895	(1,391,476)	720,976
Total liabilities and shareowners' equity	$1,087,198	$1,638,723	$243,857	$(1,391,476)	$1,578,302

(Dollars in thousands, except per share data)

Condensed Consolidating Balance Sheet
January 31, 2004

ASSETS	KELLWOOD COMPANY (PARENT)	SUBSIDIARY GUARANTORS	SUBSIDIARY NON-GUARANTORS	CONSOLIDATING ADJUSTMENTS	CONSOLIDATED TOTAL
Current Assets:					
Cash and cash equivalents	$ 139,851	$ 1,656	$ 37,648	$ –	$ 179,155
Receivables, net	40,214	266,197	15,044	–	321,455
Inventories	152,367	104,760	58,808	–	315,935
Current deferred taxes and prepaid expenses	59,868	2,229	4,231	–	66,328
Total current assets	392,300	374,842	115,731	–	882,873
Property, plant and equipment, net	53,283	12,760	28,438	–	94,481
Intercompany (payable) receivable	(889,113)	812,936	76,177	–	–
Intangible assets, net	11,689	104,375	38	–	116,102
Goodwill	5,344	160,174	–	–	165,518
Investments in subsidiaries	1,182,313	933	–	(1,183,246)	–
Other assets	29,294	2,780	1,026	–	33,100
Total assets	$ 785,110	$1,468,800	$221,410	$(1,183,246)	$1,292,074
LIABILITIES AND SHAREOWNERS' EQUITY					
Current liabilities:					
Current portion of long-term debt	$ 2,497	$ 246	$ –	$ –	$ 2,743
Accounts payable	87,481	67,044	24,499	–	179,024
Other accrued expenses	60,887	35,338	27,094	–	123,319
Total current liabilities	150,865	102,628	51,593	–	305,086
Long-term debt	271,722	155	–	–	271,877
Deferred income taxes and other	56,997	14,578	154	–	71,729
Shareowners' equity	305,526	1,351,439	169,663	(1,183,246)	643,382
Total liabilities and shareowners' equity	$ 785,110	$1,468,800	$221,410	$(1,183,246)	$1,292,074

(Dollars in thousands, except per share data)

Condensed Consolidating Statement of Cash Flows
Year Ended January 29, 2005

	KELLWOOD COMPANY (PARENT)	SUBSIDIARY GUARANTORS	SUBSIDIARY NON-GUARANTORS	CONSOLIDATING ADJUSTMENTS	CONSOLIDATED TOTAL
Net cash provided by (used in) operating activities	$ 52,735	$ 91,356	$ 8,470	$ (91,468)	$ 61,093
Investing activities:					
Additions to property, plant and equipment	(14,603)	(3,133)	(9,700)	–	(27,436)
Acquisitions, net of cash acquired	(144,722)	–	–	–	(144,722)
Subordinated note receivable	2,063	–	–	–	2,063
Dispositions of fixed assets	164	134	138	–	436
Net cash used in investing activities	(157,098)	(2,999)	(9,562)	–	(169,659)
Financing activities:					
Borrowings of long-term debt, net of financing costs	195,343	–	–	–	195,343
Repayments of long-term debt	(4,448)	–	–	–	(4,448)
Stock transactions under incentive plans	17,495	–	–	–	17,495
Dividends paid	(17,584)	–	–	–	(17,584)
Intercompany dividends	–	(86,735)	(4,733)	91,468	–
Net cash provided by (used in) financing activities	190,806	(86,735)	(4,733)	91,468	190,806
Net change in cash and cash equivalents	86,443	1,622	(5,825)	–	82,240
Cash and cash equivalents, beginning of year	139,851	1,656	37,648	–	179,155
Cash and cash equivalents, end of year	$ 226,294	$ 3,278	$ 31,823	$ –	$ 261,395

Condensed Consolidating Statement of Cash Flows
Year Ended January 31, 2004

	KELLWOOD COMPANY (PARENT)	SUBSIDIARY GUARANTORS	SUBSIDIARY NON-GUARANTORS	CONSOLIDATING ADJUSTMENTS	CONSOLIDATED TOTAL
Net cash provided by (used in) operating activities	$ 139,234	$ 196,274	$ 48,749	$(232,669)	$ 151,588
Investing activities:					
Additions to property, plant and equipment	(11,054)	(3,388)	(7,315)	–	(21,757)
Acquisitions, net of cash acquired	(134,537)	–	–	–	(134,537)
Subordinated note receivable	2,062	–	–	–	2,062
Dispositions of fixed assets	405	1,821	3,467	–	5,693
Net cash used in investing activities	(143,124)	(1,567)	(3,848)	–	(148,539)
Financing activities:					
Reduction of note payable	(636)	–	–	–	(636)
Repayments of long-term debt	(30,891)	–	–	–	(30,891)
Stock transactions under incentive plans	14,292	–	–	–	14,292
Dividends paid	(16,982)	–	–	–	(16,982)
Intercompany dividends	–	(203,198)	(29,471)	232,669	–
Net cash provided by (used in) financing activities	(34,217)	(203,198)	(29,471)	232,669	(34,217)
Net change in cash and cash equivalents	(38,107)	(8,491)	15,430	–	(31,168)
Cash and cash equivalents, beginning of year	177,958	10,147	22,218	–	210,323
Cash and cash equivalents, end of year	$ 139,851	$ 1,656	$ 37,648	$ –	$ 179,155

(Dollars in thousands, except per share data)

Condensed Consolidating Statement of Cash Flows
Year Ended February 1, 2003

	KELLWOOD COMPANY (PARENT)	SUBSIDIARY GUARANTORS	SUBSIDIARY NON-GUARANTORS	CONSOLIDATING ADJUSTMENTS	CONSOLIDATED TOTAL
Net cash provided by (used in) operating activities	$219,654	$ 235,780	$ 7,635	$(244,735)	$218,334
Investing activities:					
Additions to property, plant and equipment	(6,370)	(1,016)	(7,124)	–	(14,510)
Acquisitions, net of cash acquired	(18,150)	–	–	–	(18,150)
Subordinated note receivable	(11,000)	–	–	–	(11,000)
Dispositions of fixed assets	2,483	1,394	1,361	–	5,238
Net cash used in investing activities	(33,037)	378	(5,763)	–	(38,422)
Financing activities:					
Reduction of notes payable	(6,976)	–	–	–	(6,976)
Repayments of long-term debt	(22,968)	–	–	–	(22,968)
Stock transactions under incentive plans	6,667	–	–	–	6,667
Dividends paid	(15,551)	–	–	–	(15,551)
Intercompany dividends	–	(224,399)	(20,336)	244,735	–
Net cash provided by (used in) financing activities	(38,828)	(224,399)	(20,336)	244,735	(38,828)
Net change in cash and cash equivalents	147,789	11,759	(18,464)	–	141,084
Cash and cash equivalents, beginning of year	30,169	(1,612)	40,682	–	69,239
Cash and cash equivalents, end of year	$177,958	$ 10,147	$ 22,218	$ –	$210,323

Note 16. Selected Quarterly Financial Data (Unaudited)

QUARTER	FIRST	SECOND	THIRD	FOURTH
Fiscal 2004:				
Net sales	**$686,103**	**$560,467**	**$716,794**	**$592,340**
Gross profit	**154,565**	**124,393**	**149,432**	**119,616**
Net earnings from continuing operations	**25,039**	**10,220**	**28,353**	**6,481**
Net earnings (loss) from discontinued operations	**–**	**–**	**–**	**–**
Net earnings	**$ 25,039**	**$ 10,220**	**$ 28,353**	**$ 6,481**
Diluted earnings per share	**$ .90**	**$ .36**	**$ 1.01**	**$ .23**
Fiscal 2003:				
Net sales	$672,345	$508,861	$644,131	$521,144
Gross profit	136,302	105,368	139,379	113,878
Net earnings from continuing operations	21,123	7,850	30,869	12,795
Net earnings (loss) from discontinued operations	(295)	(1,164)	(619)	526
Net earnings	$ 20,828	$ 6,686	$ 30,250	$ 13,321
Diluted earnings (loss) per share:				
Continuing operations	$ .80	$ .29	$ 1.13	$ .46
Discontinued operations	(.02)	(.04)	(.02)	.02
Net earnings (loss)	$ .78	$ .25	$ 1.11	$ .48

Five Year Financial Summary

(Dollars in thousands, except per share data)

	2004	2003	2002[2,3]	2001	2000[1]
Fiscal period ended	**1/29/05**	1/31/04	2/1/03	2/2/02	2/3/01
Net sales	**$2,555,704**	$2,346,481	$2,166,554	$2,281,763	$2,362,174
Net earnings from continuing operations	**70,094**	72,637	41,263	37,730	60,763
Net earnings (loss) from discontinued operations	**–**	(1,552)	747	–	–
Net earnings	**$ 70,094**	$ 71,085	$ 42,010	$ 37,730	$ 60,763
Earnings (loss) per share:					
Basic:					
Continuing operations	**$ 2.55**	$ 2.74	$ 1.68	$ 1.66	$ 2.57
Discontinued operations[4]	**–**	(.06)	.03	–	–
Net earnings	**$ 2.55**	$ 2.68	$ 1.71	$ 1.66	$ 2.57
Diluted:					
Continuing operations	**$ 2.50**	$ 2.68	$ 1.66	$ 1.65	$ 2.57
Discontinued operations[4]	**–**	(.06)	.03	–	–
Net earnings	**$ 2.50**	$ 2.62	$ 1.69	$ 1.65	$ 2.57
Cash dividends declared per share	**$ .64**	$ .64	$ .64	$ .64	$ .64
Cash	**261,395**	179,155	210,323	69,239	10,437
Working capital	**719,767**	577,787	589,446	539,827	544,639
Total assets	**1,578,302**	1,292,074	1,254,579	1,044,424	1,265,725
Long-term debt	**469,657**	271,877	278,115	307,869	411,331
Short-term debt	**149**	2,743	27,232	26,423	131,514
Total debt	**469,806**	274,620	305,347	334,292	542,845
Shareowners' Equity	**720,976**	643,382	559,119	456,699	431,096
Equity per Share	**25.71**	23.74	22.48	19.94	19.00

(1) During 2000, the Company terminated the Kellwood Company Pension Plan. These actions increased 2000 earnings by $13,224 before tax ($8,120 after tax) or $0.34 per basic and diluted share.

(2) During 2002, the Company made the decision to implement realignment actions. These actions decreased 2002 earnings by $14,987 before tax ($9,697 after tax) or $0.40 per basic share ($0.39 per diluted share).

(3) Pursuant to Statement of Financial Accounting Standards No. 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting, goodwill is no longer amortized.

(4) During fiscal 2003, the Company decided to discontinue their True Beauty by Emme® operations and sold their domestic and European Hosiery operations. As such, these operations have been reflected as discontinued operations for all periods presented.

Directory of Business Segments

Women's Sportswear

Kellwood Womenswear
420 5th Avenue, 28th Floor
New York, NY 10018
212-329-8080
212-329-8076 Fax

Executive Vice President and President of Womenswear:
Stephen L. Ruzow

Briggs New York

38 Guest Street
Brighton, MA 02135
617-787-7700
617-783-4395 Fax

Chief Executive Officer and President:
Richard Rosenberg

Chief Operating Officer:
Leon Rosenberg

Key Brands:
Briggs New York®

Product:
Women's pants and skirts.

Calvin Klein Women's Better Sportswear

360 Park Avenue South, 2nd Floor
New York, NY 10010
212-798-3800
212-798-3888 Fax

Executive Vice President of Operations:
John Windham

Key Brands:
Calvin Klein®[1]

Product:
Women's better sportswear.

Halmode Apparel, Inc.

1400 Broadway, 11th Floor
New York, NY 10018
212-564-7800
212-398-6462 Fax

Chief Executive Officer:
Jay Diamond

President:
Bea Myerson

Key brands:
DBY,™ Hipnotix,™ Koret® Dresses, Liz Claiborne®[2] Dresses and Suits, Miss Dorby,™ Plaza South,™ Sag Harbor® Dresses, Sag Harbor® Suits

Product:
Knit and woven dresses and suits.

IZOD Womenswear

1411 Broadway, 2nd Floor
New York, NY 10018
212-730-0664
646-728-6699 Fax

President:
Suzanne J. Karkus

Key Brands:
IZOD®[3] Womenswear

Products:
Sportswear.

Kellwood New England

300 Manley Street
Brockton, MA 02303
508-513-3000
508-513-3013 Fax

President:
Barbara Cavanagh

Key Brands:
Bill Burns,®[4] David Brooks,® Northern Isles,® Pink Poodle,™

Product:
Sweaters, knitwear, and sportswear.

Kellwood Western Region

13071 East Temple Avenue
City of Industry, CA 91746
626-934-4122
626-934-4128 Fax

Chief Executive Officer:
Arthur K. Gordon

David Dart
13083 East Temple Avenue
City of Industry, CA 91746
626-934-4133
626-934-3503 Fax

Key Brands:
David Dart,® Democracy®

Product:
Sportswear, knitwear, sweaters, and dresses.

E◦N◦C
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4111
626-934-4112 Fax

President:
Penny Aschkenasy

Key Brands:
David Meister,™ Sangria,™ Vintage Blue,™ Vintage Studio™

Product:
Contemporary day and eveningwear, sportswear, casualwear, and dresses.

My Michelle
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4166
626-934-4165 Fax

President:
Caren Belair

Key Brands:
My Michelle,® Jolt,™ Rewind™

Product:
Dresses, sportswear, and denim for juniors and girls.

XOXO
1466 Broadway, Room 704
New York, NY 10036
212-575-0273
212-575-0309 Fax

President:
Caren Belair

Key Brands:
XOXO®[5]

Product:
Junior dresses and sportswear.

Koret

505 14th Street
Oakland, CA 94612
510-622-7000
510-622-7292 Fax

Chief Executive Officer and President:
Stephen F. Powers

Key Brands:
Koret,® Napa Valley,® Beliza,® Docker's®[6] Women's Tops,

Product:
Sportswear.

Jax CANADA
611 Alexander Street
Vancouver, BC CANADA V6A 1E1
604-251-8600
604-251-8602 Fax

Chief Operating Officer:
Jan Myrol

Key Brands:
Jax® and Koret®

Product:
Sportswear.

New Campaign, Inc.

550 7th Avenue, 11th Floor
New York, NY 10018
212-355-7656
212-355-1100 Fax

Chief Executive Officer:
Margie Greenlees

Key Brands:
Ralph Lauren,®[7] Chaps,®[7] IZOD®[3] Accessories

Product:
Belts, handbags, small leather goods, and other accessories.

O Oscar — An Oscar De La Renta Company

1407 Broadway, Room 610
New York, NY 10018
212-354-6161
212-354-6179 Fax

President:
Maria C. Viccaro

Key Brands:
O Oscar™[8]

Product:
Sportswear.

Sag Harbor

1407 Broadway, Suite 605
New York, NY 10018
212-391-8666
212-730-2040 Fax

Chairman:
Martin Brody

Chief Executive Officer:
Paul A. Robb

President:
John R. Henderson

Key Brands:
Sag Harbor,® Sag Harbor® Sport

Product:
Sportswear, handbags, footwear, and accessories.

Directory of Business Segments

Men's Sportswear

Kellwood Menswear
1400 Broadway, 10th Floor
New York, NY 10018
212-329-3400
212-329-3486 Fax

President Menswear:
Scott D. Felder

Def Jam University

1400 Broadway, Suite 2800
New York, NY 10018
646-348-6161
646-348-6170 Fax

President:
Glen Farraye

Key Brands:
Def Jam University™ [9]

Product:
Activewear and streetwear.

Northern Isles

1400 Broadway, 10th Floor
New York, NY 10018
212-329-3400
212-329-3489 Fax

President:
Ron Rheingold

Key Brands:
Northern Isles®, Slates® [10]

Product:
Sweaters, knit and woven tops, casual pants, and shorts.

Phat Fashions
512 Seventh Ave, 12th Floor
New York, NY 10018
212-798-3100
212-798-3105 Fax

Chief Executive Officer:
Russell Simmons

President:
Bernt Ullmann

Key Brands:
Phat Farm®, Baby Phat®

Products:
Sportswear.

Smart Shirts Ltd.
55 King Yip Street
Kwun Tong, Kowloon
Hong Kong
011-852-279-75111
011-852-234-32715 Fax

Managing Director:
Jesse C.P. Zee

Key Brands:
Claiborne® [11] dress shirts, Docker's® [10] dress shirts, Nautica® [12] dress shirts, private labels

Product:
Dress and sport shirts, pants, and shorts.

Other Soft Goods

American Recreation Products, Inc.
1224 Fern Ridge Parkway, 2nd Floor
Saint Louis, MO 63141
314 576-8000
314 576-8072 Fax

President:
George J. Grabner, Jr.

Key Brands:
Eddie Bauer® [13], Kelty®, Sierra Designs®, Slumberjack®, Wenzel®

Products:
Tents, sleeping bags, backpacks, outdoor technical clothing, and related camping accessories.

Gerber Childrenswear, Inc.
7005 Pelham Road
Greenville, SC 29615
864-987-5200
864-987-5499 Fax

New York Office
1333 Broadway, Suite 700
New York, NY 10018
212-268-5100
212-268-7364 Fax

Chief Executive Officer:
Patrick J. Burns

President:
Gary F. Simmons

Key Brands:
Beginnings "the best place to start,"™ Curity® [14], Gerber® [15], Onesies®

Products:
Underwear, undershirts, layette, sleepwear, bedding, bath, cloth diapers, training pants, hosiery, bibs, and giftsets.

Kellwood Intimate Apparel
180 Madison Avenue, 11th Floor, Suite 1102
New York, NY 10016
212-532-8340
212-696-3435 Fax

President:
Patrick J. Burns

Key Brands:
Berlei®, Dotti®, Dentelle®, IZOD® [3] Intimates, IZOD® [3] Swimwear, L.A. Intimates®, Oscar de la Renta Pink Label® [16], Sag Harbor® Sleepwear

Product:
Bras, panties, daywear, sleepwear, robes and dusters, swimwear, cover-ups, and performance activewear.

Board of Directors and Officers

Board of Directors

Robert J. Baer[4]
Chairman
St. Louis Metropolitan Sewer District
President Emeritus
UniGroup, Inc.
Director
Stifel Financial Corp.

Martin Bloom[1,2]
Chairman
MBI Associates

Kitty G. Dickerson, Ph.D.[1,4]
Author, Professor and Chair,
Department of Textile and Apparel
Management
University of Missouri-Columbia

Jerry M. Hunter[3,4]
Partner
Bryan Cave
St. Louis, Missouri

Larry R. Katzen[1,2,3]
Retired Managing Partner
Great Plains Region,
Arthur Andersen
St. Louis, Missouri

Janice E. Page[2,3,4]
Director
R.G. Barry Corp.
American Eagle Outfitters, Inc.

Robert C. Skinner, Jr.
President and Chief Operating
Officer
Kellwood Company

Hal J. Upbin[3]
Chairman and Chief Executive
Officer
Kellwood Company

Harvey A. Weinberg[1]
Director
Syms Corp.
R.G. Barry Corp.

Committees
(1) Audit Committee
(2) Compensation and
Stock Option Committee
(3) Executive Committee
(4) Corporate Governance Committee

Officers

Hal J. Upbin
Chairman and
Chief Executive Officer

Robert C. Skinner, Jr.
President and
Chief Operating Officer

W. Lee Capps, III
Executive Vice President Finance
and Chief Financial Officer

Stephen L. Ruzow
Executive Vice President and
President of Womenswear

Thomas H. Pollihan
Senior Vice President, Secretary
and General Counsel

Lawrence E. Hummel
Vice President Finance

Roger D. Joseph
Vice President Treasurer and
Investor Relations

Donna B. Weaver
Vice President
Corporate Communications

Shareowner Information

Annual Meeting
The Annual Meeting of shareowners will be held at 9 a.m. on Thursday, June 2, 2005, at:

Kellwood Company
600 Kellwood Parkway
Chesterfield, MO 63017

Shareowner Information
Communication regarding all shareowner records should be directed to the Company's transfer agent and registrar:

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

Inquiries concerning matters of general interest to shareowners should be sent to Andee Althoff, Legal Assistant, at Kellwood headquarters, andee_althoff@kellwood.com.

Dividend Reinvestment Plan
A dividend reinvestment plan is offered to shareowners as an affordable and convenient way to increase your holdings in Kellwood Company common stock. The plan provides for the automatic reinvestment of your dividends and voluntary cash payments.

For more information on the program, contact:

American Stock Transfer and
Trust Company
59 Maiden Lane
New York, NY 10038
(800) 278-4353
www.amstock.com

For more information about Kellwood, the Company can be accessed via the Internet at www.kellwood.com.

Annual and 10-K Reports
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available to shareowners without charge. The Company has filed its CEO/CFO certifications required by Section 302 as exhibits to the Form 10-K.

Your written request should be directed to:

Thomas H. Pollihan
Senior Vice President, Secretary
and General Counsel
tom.pollihan@kellwood.com

Kellwood Company
P.O. Box 14374
St. Louis, Missouri 63178

Additional copies of the annual report to shareowners are available by contacting the Corporate Communications department at the above address or at the following e-mail address: corp_communications@kellwood.com

NYSE Certification
The Company's CEO has certified to the New York Stock Exchange that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards. This certification was submitted to the New York Stock Exchange on June 24, 2004.

Stock Data
The common stock of Kellwood Company is traded on the New York Stock Exchange (NYSE) under the trading symbol of KWD.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, Missouri 63101

Footnotes to Directory of Business Segments, pages 46-47

[1] Women's Better Sportswear manufactured under license from Calvin Klein, Inc. owner of the Calvin Klein® trademark.

[2] Liz Claiborne® Dresses and Suits manufactured under license from L.C. Licensing, Inc. owner of the trademark Liz Claiborne®

[3] Manufactured under license from Phillips-Van Heusen Corporation, owner of the trademark IZOD®

[4] Manufactured under license from Bill Burns New York, Inc., owner of the trademark Bill Burns®

[5] Manufactured under license from Global Brand Holdings, L.L.C., owner of the trademark XOXO®

[6] Women's knit and woven shirts, sweater and jackets manufactured under license from Levi Strauss & Co. owner of the trademark Dockers®

[7] Manufactured under license from PRL USA, Inc. and Polo Ralph Lauren Corporation, owner of the trademarks Polo Ralph Lauren® and Chaps®

[8] Women's Moderate Updated Sportswear manufactured under license from Oscar de la Renta, Ltd., owner of the trademark O Oscar™

[9] Manufactured under license from DJU, L.L.C., owner of the trademark Def Jam University™

[10] Men's knit and woven shirts, dress shirts, sweaters and outerwear manufactured under license from Levi Strauss & Co., owner of the trademark Dockers® and Slates®

[11] Dress shirts manufactured under license from L.C. Licensing, Inc., owner of the trademark Claiborne®

[12] Dress shirts manufactured under license from Nautica Apparel, Inc., owner of the trademark Nautica®

[13] Manufactured under license from Eddie Bauer Diversified Sales, L.C.C., owner of trademark Eddie Bauer®

[14] Manufactured under license from Tyco Healthcare Group, owner of the trademark Curity®

[15] Manufactured under license from Gerber Products Co., owner of the trademark Gerber®

[16] Manufactured under license from Oscar de la Renta, Ltd., owner of the trademark Oscar de la Renta Pink Label®

KELLWOOD

Kellwood Company
600 Kellwood Parkway
Chesterfield, Missouri 63017
314.576.3100
www.kellwood.com